   As filed with the Securities and Exchange Commission on July 3, 1997
                                          REGISTRATION NO. 33-94496
===========================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               ____________
                     POST-EFFECTIVE AMENDMENT NO. 2 TO
                                 FORM S-1
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933
                           SPARTAN STORES, INC.
          (Exact Name of Registrant as Specified in Its Charter)
                              _______________

            MICHIGAN                   5140                  38-0593940
     (State or Other Juris-      (Primary Standard       (I.R.S. Employer
    diction of Incorporation   Industrial Classifica-      Identification
        or Organization)          tion Code Number)          Number)

                           850 76TH STREET, S.W.
                               P.O. BOX 8700
                       GRAND RAPIDS, MICHIGAN 49518
                              (616) 878-2000
            (Address, Including Zip Code, and Telephone Number,
     Including Area Code, of Registrant's Principal Executive Offices)

           JAMES B. MEYER           Copies to:       ALEX J. DEYONKER
            PRESIDENT AND                       WARNER NORCROSS & JUDD LLP
       CHIEF OPERATING OFFICER                    900 OLD KENT BUILDING
        850 76TH STREET, S.W.                      111 LYON STREET, N.W.
            P.O. BOX 8700                      GRAND RAPIDS, MICHIGAN 49503
    GRAND RAPIDS, MICHIGAN 49518                       (616) 752-2000
           (616) 878-2000
         (Name, Address, Including Zip Code, and Telephone Number,
                Including Area Code, of Agent For Service)

     Approximate date of commencement of proposed sale to the public:
    AS SOON AS PRACTICABLE AFTER THIS POST-EFFECTIVE AMENDMENT NO. 2 TO
              REGISTRATION STATEMENT SHALL BECOME EFFECTIVE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
_________________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _______________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                         3,500,000 CLASS A SHARES

                           SPARTAN STORES, INC.

                           CLASS A COMMON STOCK
                               $2 PAR VALUE

     Spartan Stores, Inc. ("Spartan"), hereby offers for sale 3,500,000 shares of Class A Common Stock, $2 par value (the "Class A Shares"). At June 21, 1997, 2,276,830 Class A Shares, as adjusted for the Stock Split (as defined herein), remained unsold and were available for sale pursuant to this Prospectus. Spartan hereby offers the Class A Shares to its retail customers who are required to purchase and maintain a minimum investment in the Class A Shares ("Shareholder-Customers"), to persons who apply to become retail customers of Spartan, to employees of Spartan ("Associates"), to persons designated from time to time by the Board of Directors of Spartan ("Approved Holders"), and to certain other qualified holders. Spartan offers the Class A Shares at a price the Board establishes from time to time. For information regarding the factors considered in determining the price of the Class A Shares, see "THE COMPANY."

     Spartan has not established any minimum number of Class A Shares that it must sell in this offering. Therefore, there can be no assurance that Spartan will receive all of the proceeds described in this offering. In addition, Spartan will not place any offering proceeds received in any escrow, trust, or other arrangement pending the receipt of a minimum amount of proceeds. See "PLAN OF DISTRIBUTION."

     Prior to this offering, there has been no public market for the Class A Shares. As a result of the restrictions on the transferability of the Class A Shares, a public market will not likely develop after the sale of all or any of the Class A Shares.

     SEE "RISK FACTORS" FOR A SUMMARY OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS SHOULD CONSIDER.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR
ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.

                                   PRICE TO          UNDERWRITING DISCOUNTS        PROCEEDS TO
                                  PUBLIC<F1>          AND COMMISSIONS<F2>          SPARTAN<F3>
                                  ----------         ----------------------        -----------
Per Share. . . . . . . . . . .      $11.30                     0                      $11.30

Total. . . . . . . . . . . . .    $25,728,179                  0                    $25,728,179

<F1> Spartan offers the Class A Shares at the price established from time to time by the Board of Directors. As of the date of this Prospectus, the price was $11.30 per share, as adjusted for the Stock Split (as defined herein). The Board of Directors from time to time, and at least annually, considers whether to change the price. The total price to public and proceeds to Spartan are based on the number of Class A Shares remaining unsold in this offering as of June 21, 1997.

<F2> Spartan offers the Class A Shares on a best-efforts basis directly for its own account without paying any selling commission.

<F3> Before deducting expenses payable by Spartan estimated at $77,069.

               THE DATE OF THIS PROSPECTUS IS JULY __, 1997

     Spartan offers the Class A Shares when, as and if issued, and subject to prior sale, withdrawal, cancellation or modification of this offering without notice. The Board of Directors may reject any subscription for any Class A Shares in whole or in part. Spartan expects to deliver stock certificates within 30 days after payment by a subscriber.

     Spartan will sell the Class A Shares directly. Spartan has not engaged any broker or selling agent to offer and sell the Class A Shares. No person has been authorized to give information or make any representation in connection with this offering other than those contained in this Prospectus. Spartan will not pay any commission to any person for soliciting or otherwise obtaining investors. This is a best-efforts, continuous offering to Shareholder-Customers, persons who apply to become retail customers of Spartan, Associates of Spartan, Approved Holders and certain other persons qualified to hold the Class A Shares.

                           AVAILABLE INFORMATION

     Spartan has filed with the Securities and Exchange Commission ("SEC") a registration statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information on Spartan and the securities offered hereby, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Spartan is also subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the SEC. The registration statement, reports, and other information filed by Spartan (including the exhibits and schedules filed therewith) may be inspected without charge at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding Spartan.

     Spartan intends to furnish to its shareholders, after the close of each year, an annual report relating to the operations of Spartan containing financial statements audited and reported on by independent public accountants, including an opinion expressed by such independent public accountants. In addition, Spartan may furnish to its shareholders such other reports as the Board of Directors may authorize from time to time.

                            PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                THE COMPANY

     Spartan Stores, Inc. and its subsidiaries distribute grocery and related products to retail stores located in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. As used in this Prospectus, the term "Spartan" refers to Spartan Stores, Inc. without its subsidiaries, and the term "Company" refers to Spartan and its subsidiaries. The principal executive offices of Spartan are located at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Spartan's telephone number is (616) 878-2000.

     The Company's business is concentrated in Michigan. The Company is the ninth largest wholesaler of grocery and related products in the United States.

     Initially, Spartan was formed as a cooperative. In 1973, Spartan converted to a Michigan business corporation. As of May 31, 1997, approximately 85 percent of Spartan's outstanding shares of common stock were owned by persons actively engaged in the retail grocery business. Spartan's customers are required by a customer agreement to purchase and maintain an investment in Class A Shares and are referred to in this Prospectus as "Shareholder-Customers."

     In addition to a wide variety of grocery and related products, the Company also offers its customers an array of services, including new store site selection; market analysis; store planning and development; financing programs for store development and remodeling; marketing, promotion and advertising assistance; insurance; data processing; accounting and tax preparation; human resources; coupon redemption; and product reclamation.

                               THE OFFERING

      Common Stock Offered. . . . . . . . . . .  3,500,000 Shares of Class A
                                                 Common Stock, $2 par value
                                                 per share.

      Offering Price. . . . . . . . . . . . . .  The offering price in effect at the time of purchase.  At
                                                 the date of this Prospectus,
                                                 the offering price is $11.30
                                                 per share.  The Board of

                                                 Directors may from time to
                                                 time change the offering
                                                 price.

      Eligible Subscribers. . . . . . . . . . .  Shareholder-Customers,
                                                 persons who apply to become
                                                 retail customers of Spartan,
                                                 Associates of Spartan,
                                                 Approved Holders, or certain
                                                 qualified holders.

      Investment Considerations . . . . . . . .  Each prospective investor should carefully consider
                                                 the summary of certain
                                                 factors set forth in "RISK
                                                 FACTORS."

      Use of Net Proceeds . . . . . . . . . . .  To increase working capital and for other general
                                                 corporate purposes.


          SUMMARY OF SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

          The summary information below presents a summary of selected consolidated financial information of the Company and has been derived from and should be read in conjunction with consolidated financial statements and related notes as of March 29, 1997 and March 30, 1996, and for each of the three years in the period ended March 29, 1997, audited by Deloitte & Touche LLP, independent auditors, appearing elsewhere in this Prospectus. The following data also should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


INCOME STATEMENT DATA:                                                FOR THE YEAR ENDED
                                    --------------------------------------------------------------------------------------
                                     MARCH 29,          MARCH 30,          MARCH 25,          MARCH 26,          MARCH 27,
                                       1997               1996               1995             1994<F1>             1993
                                    ----------         ----------         ----------         ----------         ----------
   Net Sales<F2>                    $2,475,025         $2,554,688         $2,526,128         $2,194,754         $2,062,719

   Volume Incentive
     Rebates<F3>                                       $   15,577         $   17,584         $   17,626         $   17,710

   Costs and Expenses<F2>           $2,459,641         $2,571,279         $2,494,446         $2,165,938         $2,035,966

   Earnings (Loss) Before
     Taxes on Income<F4>            $   15,384         $  (32,168)        $   14,098         $   11,190         $    9,043

   Net Earnings (Loss)<F4><F5>      $    9,703         $  (21,668)        $    9,030         $    7,105         $    3,241

   Net Earnings (Loss)
     Per Share <F4><F5><F6>         $      .80         $    (1.74)        $      .74         $      .61         $      .28

BALANCE SHEET DATA:                                                         AS OF
                                    --------------------------------------------------------------------------------------
                                     MARCH 29,          MARCH 30,          MARCH 25,          MARCH 26,          MARCH 27,
                                       1997               1996               1995             1994<F1>             1993
                                    ----------         ----------         ----------         ----------         ----------
   Working Capital                  $   60,673         $   69,284         $   64,381         $   50,439         $   77,077

   Total Assets                     $  403,630         $  387,451         $  386,141         $  373,286         $  332,394

   Long-Term Debt and
     Capital Lease
     Obligations                    $  125,776         $  124,372         $  106,794         $   69,468         $   86,817

   Shareholders' Equity             $  107,258         $  102,587         $  125,801         $  113,176         $  107,838

   Book Value Per
     Class A Share <F4><F6>         $     8.91         $     8.23         $    10.03         $     9.36         $     8.82

   Return on Average
     Shareholders' Equity<F4>             9.26%            (17.66%)             7.52%              6.41%              3.02%


                                      -5-

   Cash Dividends                   $      606         $      623         $      613         $      591         $      596

   Dividends Paid Per
     Share<F6>                      $      .05         $      .05         $      .05         $      .05         $      .05

   Shares Outstanding<F6>               12,033             12,460             12,544             12,093             12,232

<F1>  On November 8, 1993, the Company acquired all of the issued and outstanding stock of J.F. Walker. The consolidated financial information includes the operations of J.F. Walker from November 8, 1993.

                                    (footnotes continued on following page)

                                                (continuation of footnotes)

<F2>  Certain reclassifications relating to service revenues and pass-
      through billings have been made to prior years' data to conform to the 1997 presentation. The effect of the reclassifications was to increase net sales and costs and expenses by $18,100,000, $13,700,000, $5,259,000, and $4,065,000 in 1996, 1995, 1994, and
      1993, respectively.

<F3>  As of February 1996, Spartan no longer pays any volume incentive rebates.  See "SELECTED CONSOLIDATED FINANCIAL INFORMATION."

<F4>  During the year ended March 30, 1996, the Company incurred restructuring, reorganization, and other charges amounting to $46,439,743.

<F5>  The Company adopted SFAS No. 106, "Employers' Accounting for
      Postretirement Benefits Other Than Pensions," effective March 29, 1992. Adopting SFAS No. 106 resulted in a decrease in net earnings of $2,393,416 or $.20 per share for the year ending March 27, 1993, as adjusted for the Stock Split.

<F6>  As adjusted to reflect the results of a ten-for-one stock split pursuant to a share dividend paid on July 15, 1997 to shareholders of record on May 31, 1997 (the "Stock Split").


         [THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                THE COMPANY

     The Company distributes grocery and related products to retail stores located in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia (the owners or operators of these stores are referred to herein as "Customers"). Grocery store Customers served by the Company range from single stores to supermarket chains with as many as 26 stores. In addition, Spartan's subsidiaries distribute candy, tobacco and other grocery products to approximately 8,600 convenience stores and other retail locations. The Company conducts a predominant portion of its business with retail stores located in Michigan. According to industry sources, the Company is the ninth largest wholesaler of grocery and related products in the United States.

     In addition to its principal business segment of grocery product distribution, the Company operates in two other reportable business segments: insurance sales and underwriting; and real estate and finance.

     In 1917, a group of independent food retailers incorporated the Grand Rapids Wholesale Grocery Company. The retailers sought to gain lower food prices and other economies of scale by purchasing together on a cooperative basis. In 1957, the name was changed to Spartan Stores, Inc., to take advantage of the "Spartan" name, which is widely recognized in Michigan. Spartan was incorporated as a cooperative, and in 1973 converted to a Michigan business corporation.

     On May 31, 1997, Spartan had approximately 402 record shareholders of Class A Shares, of whom 232 were Customers (the "Shareholder-Customers"). In the aggregate, Shareholder-Customers owned 10,278,250 Class A Shares, as adjusted for the Stock Split, or approximately 85 percent of the total outstanding. The remaining shareholders of Spartan are former retail grocery customers, persons who were issued shares of common stock in certain business acquisitions, the Spartan Stores, Inc. Pension Plan, and Associates of the Company.

     Spartan is authorized to sell its shares of common stock to Customers of Spartan, Associates, and Approved Holders. In addition, pursuant to the Bylaws, Spartan may issue Class A Shares in connection with the acquisition of businesses, assets, or capital stock of another corporation (the persons to whom such shares are issued are referred to as "Qualified Holders"). On May 28, 1997, the Board of Directors designated as Approved Holders (i) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) any member of the Board of Directors of Spartan; or (iii) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate.

     Certain subsidiaries of Spartan distribute grocery products to convenience stores or independent grocers or operate cash and carry outlets. These subsidiaries do not require their respective customers to maintain an investment in the capital stock of Spartan or the respective subsidiary. See "BUSINESS-General."

     The Board of Directors of Spartan has adopted a policy which requires Shareholder-Customers to purchase and hold a minimum investment (the "Required Investment") in the Class A Shares. From time to time, the Board may change the minimum investment and other terms of the Required
Investment policy.

     To become a Shareholder-Customer, a retail grocer must agree to make the Required Investment. To satisfy the Required Investment policy in effect as of the date of this Prospectus, each Shareholder-Customer must purchase 1,000 Class A Shares at the current Trading Value (see discussion below) for each corporation, partnership or other entity which is affiliated with the retail grocer and which owns one or more Approved Stores (defined below).

     In addition, to satisfy the Required Investment, on or before the date five years from the date that Spartan accepts a store as an approved location for the sale of Spartan products (an "Approved Store"), each Shareholder-Customer also must own Class A Shares (including the 1,000 Class A Shares described above) with an aggregate Trading Value equal to $10,000 plus one-and-one-half times the Shareholder-Customer's average weekly purchases from Spartan during Spartan's prior fiscal year attributable to each Approved Store, up to a maximum Required Investment for each Approved Store of $125,000.

     The price at which Shareholder-Customers must acquire Class A Shares from Spartan is the "Trading Value." The Board of Directors from time to time, usually on an annual basis, establishes the Trading Value for the Class A Shares. The Board determines the Trading Value, in its sole and absolute discretion, based on the Company's financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors as the Board deems appropriate. During the fiscal year ending March 29, 1997, the Trading Value was $105 per share.
Effective June 22, 1997, the Trading Value was established at $113 per share. This Trading Value was adjusted to $11.30 per share in connection with the Stock Split.

     If a Shareholder-Customer no longer purchases grocery and related products from Spartan, it is Spartan's policy (but not a contractual obligation) to redeem, at the Shareholder-Customer's request, that number of Class A Shares then held by the Shareholder-Customer with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment as of the date the Shareholder-Customer ceased purchasing from Spartan.

Payment for such redeemed Class A Shares is made in six equal installments over a five-year period.

     A Shareholder-Customer may elect to accumulate stock in excess of the Required Investment. As of March 29, 1997, Shareholder-Customers owned in the aggregate 8,910,000 Class A Shares in excess of their aggregate Required Investments, as adjusted for the Stock Split. It is Spartan's policy (but not a contractual obligation) also to redeem for cash at the current Trading Value any Class A Shares owned by a Shareholder-Customer with an aggregate Trading Value in excess of the Shareholder-Customer's Required Investment, or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, in excess of the Shareholder-Customer's Required Investment as of the date the Shareholder-Customer ceased purchasing products from Spartan. See "RISK FACTORS--Redemption Policy" and "DESCRIPTION OF CAPITAL STOCK--Redemption Policy."

     In addition to Class A Shares sold to satisfy the applicable Required Investment, Spartan offers all Shareholder-Customers, Associates, Approved Holders and Qualified Holders the opportunity to purchase Class A Shares at any time and from time to time. Spartan sells the Class A Shares at the Trading Value in effect at the time of the purchase.

     The Company operates on a 52-53 week fiscal year, with the fiscal year ending on the last Saturday in March. The principal executive offices of Spartan are located at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Spartan's telephone number is (616) 878-2000.

                               RISK FACTORS

     In addition to general risks of investments and economic conditions, prospective investors should carefully consider the following factors before purchasing any Class A Shares offered hereby.

     This Prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of the Company's plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in "PROSPECTUS SUMMARY," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS" in this Prospectus. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below, in addition to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the SEC.

COMPETITION

     The grocery and convenience store industries are characterized by intense competition and low profit margins. The Company competes with a number of grocery and convenience store wholesalers and with a number of other businesses that market their products directly to food retailers, including companies having greater assets and larger sales volume than the Company. Customers compete with other retailers and with several large chain stores which have integrated wholesale and retail operations. Customers also compete with mass merchandisers, wholesale membership clubs, convenience stores, shop-at-home services, restaurants and fast food businesses. In addition, the Company considers competitors of its Customers to be competitors of the Company, since the Company's long term success depends upon the success of its Customers. There can be no assurance that the Company or its Customers will be able to compete successfully in the future. See "BUSINESS--Competition."

     The Company operates an insurance agency and insurance company. The insurance industry also is highly competitive. Many competitors may have far greater financial and other resources than those of the Company. There can be no assurance that the Company will be able to compete effectively in the insurance industry.

STATE ECONOMIC CONDITIONS

     The Company's business operations are dependent upon the sale of groceries and related products to its Customers. Most of these Customers are located in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. Adverse economic conditions, a reduction in the populations or the loss of purchasing power by residents in these states could correspondingly reduce the amount of groceries purchased in these states, which could adversely affect the Company's net sales and profitability.

ENERGY MATTERS

     The Company's trucking operations are extensive. A shortage or substantial increase in the cost of diesel fuel could materially and adversely affect deliveries of grocery and related products and, thus, materially and adversely affect the Company's net sales and profitability.

PROFITS AND SHAREHOLDERS' EQUITY

     There can be no assurance that the Company will consistently earn profits and increase its shareholders' equity. The value of the Class A Shares may be adversely affected by poor operating results due, in part, to circumstances beyond the Company's control, the loss of Customers and other problems associated with the Company's business operations.

DIVIDENDS

     For at least 20 years, the Board of Directors has declared, and Spartan has paid, a regular quarterly dividend. There can be no assurance that Spartan's profitability or general business conditions will enable the Board to continue to declare, and Spartan to continue to pay, dividends on such a regular basis or at historical levels.

REDEMPTION POLICY

     The Board of Directors has adopted a policy to redeem, if possible, upon a Shareholder-Customer's request the shares of Class A Common Stock held by a Shareholder-Customer that are in excess of the Shareholder-Customer's Required Investment, and to redeem shares held by a former Shareholder-Customer, upon certain terms and conditions. See "DESCRIPTION OF CAPITAL STOCK--Redemption Policy." The policy does not create or evidence any obligation on Spartan's behalf. The Board of Directors may at any time, without notice, revise or terminate the policy based on Spartan's financial condition, general market conditions, any requirement of or limitation imposed by law or any agreement by which Spartan is bound, or for any other reason deemed sufficient by the Board.

     Spartan may at any time, in its sole discretion, call for redemption any Class A Shares which are beneficially owned by any person who is not at the time of the redemption either: (i) a Shareholder-Customer who continues to purchase from Spartan grocery and grocery related products, (ii) an Associate who continues to be employed by the Company, (iii) an Approved Holder, or (iv) a Qualified Holder.

VALUE OF CLASS A SHARES

     The Board of Directors from time to time, usually on an annual basis, establishes the Trading Value for the Class A Shares. The Board determines the Trading Value, in its sole and absolute discretion, based on the Company's financial condition, results of operations, operating trends, market conditions, the state of the economy, and such other factors as the Board deems appropriate. During the fiscal year ending March 29, 1997, the Trading Value was $105 per share. However, effective June 22, 1997, the Trading Value was established at $113 per share. This Trading Value was adjusted to $11.30 in connection with the Stock Split.

     The price for each Class A Share is the Trading Value in effect on the date of the purchase. In addition, the Trading Value is the price at which Spartan will acquire Class A Shares from a Shareholder-Customer pursuant to Spartan's options to purchase or redeem or its redemption policy. See "DESCRIPTION OF CAPITAL STOCK." Although the Board has annually increased the Trading Value in recent years, there can be no assurance that such increases will continue or that the Trading Value will not decrease.

RESTRICTIONS ON TRANSFER

     A holder may transfer Class A Shares only to an Approved Holder or a Shareholder-Customer who continues to purchase from Spartan grocery and related products. As of the date of this Prospectus, the Board has designated as Approved Holders (i) any shareholder or other equity owners of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) a member of the Board of Directors of Spartan; and (iii) any spouse of an Associate, any biological or adopted child of an Associates, if the child is 21 years of age or younger, and any trust created by an Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate. In addition, upon any proposed transfer of Class A Shares, Spartan has an option to purchase the Class A Shares that are subject to the proposed transfer. See "DESCRIPTION OF CAPITAL STOCK."

NO MINIMUM OFFERING

     Spartan offers the Class A Shares on a "best efforts," continuous basis. Spartan has not established a minimum number of Class A Shares that must be subscribed before effecting any sales. There is no assurance that Spartan will sell all of the Class A Shares that are the subject of this offering.

ABSENCE OF A PUBLIC TRADING MARKET

     Prior to this Offering, there has been no public market for Spartan's securities, including the Class A Shares. Spartan does not expect an active market for the Class A Shares to develop. In addition, although Spartan has a policy to redeem Class A Shares under certain circumstances, Spartan is not obligated to do so. Furthermore, only limited classes of persons are eligible to hold Class A Shares. Thus, any purchaser of Class A Shares who desires to sell the shares may not be able to do so.

CONFLICTS OF INTEREST

     Except for Ms. Johnson and Messrs. Buick, Carton, and Meyer, the members of the Board of Directors of Spartan have ownership interests in businesses which are Shareholder-Customers. The various relationships between Spartan and its shareholders and Customers create conflicts of interest for such members of the Board. Each such member owes fiduciary obligations to Spartan and all its shareholders in his capacity as a director. The interests of Spartan may differ from the interests of Shareholder-Customers. Affiliates of directors purchase products and services at prices and on terms, including certain discounts and rebates, offered to other Shareholder-Customers. See "CERTAIN TRANSACTIONS."

CLASS B SHARES ELIGIBLE FOR FUTURE SALE

     Spartan is authorized to issue 5,000,000 shares of Class B Common Stock ("Class B Shares") with such preferences, limitations, and voting, distribution, dividend, liquidation, conversion, participation, redemption and other rights as the Board may determine before issuance of the shares. The Board of Directors may authorize and issue one or more series of Class B Shares with preferences and rights superior to the rights of the holders of the Class A Shares. As of the date of this Prospectus, no Class B Shares are outstanding. However, the Board of Directors without shareholders' approval could issue Class B Shares with voting or conversion rights that could adversely affect the voting power of the holders of Class A Common Stock.

                              USE OF PROCEEDS

     Spartan expects to use the proceeds from the sale of Class A Shares for general working capital purposes and from time to time to redeem from shareholders their Class A Shares.

                              DIVIDEND POLICY

     For at least 20 years, the Board of Directors has declared, and Spartan has paid, a regular quarterly dividend. The amount of such quarterly dividends for each of the three fiscal years in the period ended March 29, 1997, was $0.0125 per share, as adjusted for the Stock Split. While the Board of Directors expects to continue to declare dividends quarterly, future dividends will depend on earnings, capital requirements, financial conditions and other relevant factors. Certain loan agreements to which Spartan is a party contain covenants which restrict the payment of dividends or other distributions to shareholders in the event of a default of the agreement or in excess of permitted amounts. As of March 29, 1997, under the most restrictive of these agreements, Spartan had approximately $12,000,000 available for the payment of dividends.

                SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below as of and for the years ended March 29, 1997, March 30, 1996, March, 25, 1995, March 26, 1994 and March 27, 1993, has been derived from consolidated financial statements, and should be read in conjunction with the consolidated financial statements and related notes as of March 29, 1997 and March 30, 1996, and for each of the three years in the period ended March 29, 1997, audited by Deloitte & Touche LLP, independent auditors, appearing elsewhere in this Prospectus. The following data should also be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:                                                FOR THE YEAR ENDED
                                    --------------------------------------------------------------------------------------
                                     MARCH 29,          MARCH 30,          MARCH 25,          MARCH 26,          MARCH 27,
                                       1997               1996               1995             1994<F1>             1993
                                    ----------         ----------         ----------         ----------         ----------
   Net Sales<F2>                    $2,475,025         $2,554,688         $2,526,128         $2,194,754         $2,062,719

   Volume Incentive
     Rebates<F3>                                       $   15,577         $   17,584         $   17,626         $   17,710

   Costs and Expenses<F2>           $2,459,641         $2,571,279         $2,494,446         $2,165,938         $2,035,966

   Earnings (Loss) Before
     Taxes on Income<F4>            $   15,384         $  (32,168)        $   14,098         $   11,190         $    9,043

   Net Earnings (Loss)<F4><F5>      $    9,703         $  (21,668)        $    9,030         $    7,105         $    3,241

   Net Earnings (Loss)
     Per Share <F4><F5><F6>         $      .80         $    (1.74)        $      .74         $      .61         $      .28

BALANCE SHEET DATA:                                                         AS OF
                                    --------------------------------------------------------------------------------------
                                     MARCH 29,          MARCH 30,          MARCH 25,          MARCH 26,          MARCH 27,
                                       1997               1996               1995             1994<F1>             1993
                                    ----------         ----------         ----------         ----------         ----------
   Working Capital                  $   60,673         $   69,284         $   64,381         $   50,439         $   77,077

   Total Assets                     $  403,630         $  387,451         $  386,141         $  373,286         $  332,394

   Long-Term Debt and
     Capital Lease
     Obligations                    $  125,776         $  124,372         $  106,794         $   69,468         $   86,817

   Shareholders' Equity             $  107,258         $  102,587         $  125,801         $  113,176         $  107,838

   Book Value Per
     Class A Share <F4><F6>         $     8.91         $     8.23         $    10.03         $     9.36         $     8.82

   Return on Average
     Shareholders' Equity<F4>             9.26%            (17.66%)             7.52%              6.41%              3.02%

                                      -14-

   Cash Dividends                   $      606         $      623         $      613         $      591         $      596

   Dividends Paid Per
     Share<F6>                      $      .05         $      .05         $      .05         $      .05         $      .05

   Shares Outstanding<F6>               12,033             12,460             12,544             12,093             12,232

<F1>  On November 8, 1993, the Company acquired all of the issued and outstanding stock of J.F. Walker. The consolidated financial information includes the operations of J.F. Walker from November 8, 1993.

<F2>  Certain reclassifications relating to service revenues and pass-
      through billings have been made to prior years' data to conform to the 1997 presentation. The effect of the reclassifications was to increase net sales and costs and expenses by $18,100,000, $13,700,000, $5,259,000, and $4,065,000 in 1996, 1995, 1994, and
      1993, respectively.

<F3>  Until February 1996, Spartan's policy was to pay volume incentive rebates to its Shareholder-Customers based upon each store's order size from Spartan. Prior to June 14, 1995, volume incentive rebates were paid approximately 50 percent in cash on a quarterly basis. At Spartan's fiscal year end, the Shareholder-Customers would receive Class A Shares at the Trading Value then in effect in exchange for the remaining approximately 50 percent of the incentive rebate. On June 14, 1995, the Board of Directors changed the rebate policy to pay volume incentive rebates on a quarterly basis approximately 75 percent in cash, and at the fiscal year end, the Shareholder-Customer received Class A Shares at the Trading Value then in effect in exchange for the remaining 25 percent of the rebate. As of February 1996, Spartan no longer pays any volume incentive rebates.

<F4>  During the year ended March 30, 1996, the Company incurred restructuring, reorganization, and other charges amounting to $46,439,743.

<F5>  The Company adopted SFAS No. 106, "Employers' Accounting for
      Postretirement Benefits Other Than Pensions," effective March 29, 1992. Adopting SFAS No. 106 resulted in a decrease in net earnings of $2,393,416 or $.20 per share for the year ending March 27, 1993, as adjusted for the Stock Split.

<F6>  As adjusted to reflect the results of the Stock Split.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

    On February 4, 1996, the Company changed its pricing methodology from a variable mark-up program with volume incentive rebates to a cost-plus pricing program. As a result of adopting the cost-plus pricing strategy, all transportation and certain other service costs were no longer included in the selling price and volume incentive rebates were discontinued. Historically, fees that were charged to Customers for transportation and other services were reported as a reduction of operating and administrative expense. Effective fiscal 1997, all significant fees for transportation and other services are included in sales. As a result, prior years' financial statements have been restated to conform to the 1997 presentation. Net earnings (loss) as previously reported were not affected.

    During fiscal 1997, the Company paid $4.2 million in Concentration Rebates to its Customers. This rebate program has been discontinued effective fiscal 1998. In addition, the Company has budgeted approximately $6.0 million over the next two fiscal years to upgrade its software to accommodate the years beginning with 2000.

    RESULTS OF OPERATIONS

    The following table sets forth items from the Company's Consolidated Statements of Operations as percentages of net sales, less any volume incentive rebates:

---------------------------------------------------------------------------
                                            YEAR ENDED
---------------------------------------------------------------------------
                                 MARCH 29,     MARCH 30,       MARCH 25,
                                   1997          1996            1995
                                (52 WEEKS)    (53 WEEKS)      (52 WEEKS)
---------------------------------------------------------------------------
Net sales                         100.0%        100.0%          100.0%
Gross profit                        9.6           9.6             9.7
Less:
 Operating and
   administrative
   expenses                         8.8           8.8             9.0
 Restructuring,
   reorganization
   and other charges                              1.8
 Interest expense                    .4            .4              .3
 Interest income                    (.1)          (.1)            (.1)

                                     -16-

 Gain on sale of property
   and equipment                    (.1)                          (.1)
---------------------------------------------------------------------------
 Total                              9.0          10.9             9.1
---------------------------------------------------------------------------
Earnings (loss) before
  income taxes                       .6          (1.3)             .6
Taxes (benefit)
 on income                           .2           (.4)             .2
---------------------------------------------------------------------------
Net earnings (loss)                  .4%          (.9%)            .4%
---------------------------------------------------------------------------

NET SALES

     Net sales for 1997 were slightly higher than 1996 after adjustment for the closing of the Company's Capistar subsidiary and for fiscal 1996 having 53 weeks of operations compared to 52 weeks in 1997. Without adjustment for the previously mentioned items, net sales, less any volume incentive rebates, decreased by 2.5 percent to $2.5 billion. Net sales, less volume incentive rebates, increased 1.2 percent in fiscal 1996 over 1995 due primarily to an additional week in 1996, partially offset by sales lost due to the closing of the Capistar facility as a result of the restructuring program in 1996.

     Distribution segment sales decreased 3.3 percent in 1997 and increased
1.2 percent in 1996 due primarily to the factors mentioned in the previous paragraph and the loss of a major Customer and the consolidation of certain distribution centers at J.F. Walker. The Company's Customers operate in a dynamic and competitive industry. Food at home sales relative to total food sales continue to decrease as consumers purchase more prepared food for consumption in the home. In addition, consumers now purchase more of their food and related products at locations not traditionally supplied by food wholesalers such as the Company. Continued investments by national retail chain stores in the Company's market area also contributed to increased competition for retail sales. The Company also faces increased competition for its Customers as other wholesalers and distributors have improved or expanded their presence in the Company's market area.

     Insurance segment sales increased 3.0 percent and 5.7 percent in fiscal 1997 and 1996, respectively, primarily as a result of increased volume.

     Real Estate and Finance segment revenues increased 42.1 percent to $12.0 million in 1997 due primarily to an increase in property rentals and gains realized on the sale of real estate. Real Estate and Finance segment revenues decreased 12.2 percent in 1996 due primarily to the absence of significant real estate transactions.

GROSS PROFIT

     Gross profit as a percentage of net sales, less any volume incentive rebates, was 9.6 percent in 1997 and 1996, compared to 9.7 percent in 1995. The decrease in 1997 and 1996 compared to 1995 was due primarily to a nonrecurring Michigan cigarette inventory holding gain realized in 1995 amounting to $3.7 million before taxes.

OPERATING AND ADMINISTRATIVE EXPENSES

     Operating and administrative expenses as a percentage of net sales, less any volume incentive rebates, were 8.8 percent in 1997 and 1996, compared to 9.0 percent in 1995. The reduction in operating and administrative expenses in 1997 and 1996 compared to 1995 was due primarily to the closing of Capistar and the consolidation of certain J.F. Walker distribution centers.

     During fiscal 1997, two labor contracts were ratified. Each agreement has a four-year term and collectively they cover approximately 1,050 Associates. Management believes that customer service will improve and operating expense will be reduced due to improvements in scheduling flexibility under the new contracts.

RESTRUCTURING, REORGANIZATION AND OTHER CHARGES IN 1996

     In fiscal 1996, the Company incurred restructuring, reorganization and other charges amounting to approximately $46.4 million all of which related to the Distribution segment.

     In fiscal 1993, the Company commenced a reengineering project, described by the acronym BASE (Business Automation Support Environment).
In fiscal 1996, the Company conducted an in-depth review of the BASE project and determined that the project was not meeting all anticipated objectives. Accordingly, in February 1996, the Company and the BASE project manager agreed to terminate the project management and related contracts. Company personnel assumed project management responsibilities. The Company segmented the BASE project into individual projects and evaluated them separately. Certain projects with no expected return were terminated and the associated costs written off. Certain other costs associated with the continuing projects were also written off if they were deemed to be of no value to the continuing project. The restructuring charges included $35.4 million of such costs. During fiscal 1996 the Company closed and combined certain of its distribution facilities. Restructuring, reorganization and other charges include a provision of $1.8 million for property and lease discontinuance at closed facilities, $4.1 million for costs related to transferring the Capistar business and closing its facilities and $1.6 million for severance and termination of employment agreements.

     The Company also provided $3.5 million for the impairment of long-lived assets, inasmuch as the projected future undiscounted cash flows were not sufficient to recover their carrying value.

GAIN ON SALE OF PROPERTY AND EQUIPMENT

     The gain on sale of property and equipment of $1.7 million in 1997 was due primarily to the sale of retail and wholesale properties and the gain of $1.4 million reported in 1995 was due primarily to the sale of retail store operations. There were no significant transactions in 1996.

OPERATING EARNINGS (LOSS)

     The Company's pretax operating earnings exclude interest in the Distribution segment whereas it is included in the other business segments. Operating earnings for 1997 were $20.1 million, compared with an operating loss for 1996 of $27.6 million and operating earnings for 1995 of $18.6 million. The decrease in operating earnings in 1996 was due to restructuring, reorganization and other charges totaling $46.4 million. Excluding the restructuring charge in 1996, operating earnings in 1997 increased 6.6 percent.

     Distribution segment operating earnings, before the restructuring, reorganization and other charges reported in 1996, decreased $.8 million in 1997 after increasing $2.2 million in 1996. The decrease in operating earnings in 1997 was due primarily to the reasons described in "Net Sales" above. The increase in operating earnings in 1996, before restructuring, reorganization and other charges, was due primarily to the consolidation of certain J.F. Walker distribution centers.

     Insurance segment operating earnings increased $1.0 million in 1997 to $3.9 million. In 1996, operating earnings in the insurance segment decreased $.5 million. Operating earnings in both 1997 and 1996 were affected primarily by changes in incurred losses and loss reserves.

     Real Estate and Finance segment operating earnings were $2.0, $1.0 and $2.6 million in 1997, 1996 and 1995, respectively. The change in operating earnings in 1997 and 1995 compared to 1996 was due primarily to net gains on the sale of real property.

INTEREST EXPENSE AND INCOME

     Interest expense for 1997 decreased $1.1 million to $8.5 million from $9.6 million in 1996. This decrease was due primarily to lower borrowing levels attributable to the liquidation of inventory and sale of buildings resulting from the closing of Capistar, the decrease in inventory relating to the consolidation of certain J.F. Walker distribution facilities and a decrease in short-term borrowing rates. Interest expense for 1996 increased to $9.6 million from $8.7 million in 1995 due primarily to an increase in debt levels and higher short-term interest rates. Interest income decreased to $3.6 million in 1997 compared with $4.1 million in 1996 and $3.4 million in 1995. Interest income for 1996 was higher than 1997 and 1995 due primarily to an increase in notes receivable levels and higher interest rates.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity are cash flows from operating activities and borrowings under a bank credit agreement. On December 23, 1996, the Company entered into a $140 million credit agreement with a syndication of banks. Interest rates are based on various market rate options selected by the Company at the time of borrowing. At year-end 1997, the Company would have been allowed to borrow an additional $21.4 million under the credit agreement and another agreement. Management believes that cash flows from operating activities and the Company's ability to borrow under the bank credit agreement will be adequate in the next fiscal year for the Company's operating, investing and financing activities.

     Cash provided by operations was $16.4 million in 1997, compared with $42.9 million in 1996 and $58.3 million in 1995. The decrease in cash provided by operations in 1997 compared to 1996 and 1995 was due primarily to an increase in inventory levels to take advantage of purchasing opportunities. The reduction in inventory levels of $10.3 million and $25.5 million in 1996 and 1995, respectively was due primarily to the Company's strategic move to a continuous replenishment method for inventories, the closing of Capistar and the consolidation of certain Walker distribution centers. Management has budgeted for the sale of certain properties in fiscal 1998 previously held for investment with proceeds approximating $25 million.

     Cash used in investing activities, primarily purchases of property and equipment, was $35.8 million in 1997 compared to $49.5 and $51.6 million in 1996 and 1995, respectively. The reduction of cash used in investing activities in 1997 was due primarily to lower levels of capital expenditures on BASE projects. Management expects that fiscal 1998 capital expenditures will be approximately $25 million.

     Net cash provided by financing activities amounted to $13.8 million in 1997 resulting primarily from an increase in the Company's short and long-term borrowing position. Short-term debt increased to $33.5 million at the end of fiscal 1997 compared to $15.0 million at the end of fiscal 1996 and long-term debt, including capitalized leases, increased to $125.8 million at the end of fiscal 1997 compared to $124.4 million at the end of fiscal 1996. The additional borrowings were used primarily to fund retail site development.

     CAPITAL STRUCTURE

     The following table summarizes the capital structure for the last two fiscal years:

---------------------------------------------------------------------------------------------------------
                                                         1997                             1996
---------------------------------------------------------------------------------------------------------
     Average short-term borrowing
        during the year                     $ 19,965,799         7.1%       $ 10,632,357         4.0%
     Long-term debt at year-end              130,609,321        46.4         129,692,268        48.6
     Present value at year-end:
        Capital leases                         2,359,074          .8           2,941,210         1.1
        Operating leases:
          Used in operations                   5,321,587         1.9           6,395,172         2.4
          Subleased to others                 15,936,923         5.7          14,497,931         5.4
---------------------------------------------------------------------------------------------------------
     Total debt capital                      174,192,704        61.9         164,158,938        61.5
     Shareholders' equity                    107,257,574        38.1         102,586,711        38.5
---------------------------------------------------------------------------------------------------------
     Total capitalization                   $281,450,278       100.0%       $266,745,649       100.0%
---------------------------------------------------------------------------------------------------------

     The Trading Value of the Class A Shares is established annually by the Board of Directors during the first quarter of the fiscal year. Any change adopted by the Board becomes effective upon acceptance of the Trading Value by the Michigan Corporation, Securities and Land Development Bureau (the "Bureau"). The Trading Value of the Class A Shares was $105 per share at March 29, 1997. On June 16, 1997, the Company received notice from the Bureau that $113 per share had been accepted as the new Trading Value effective June 22, 1997. The Trading Value was adjusted to $11.30 per share in connection with the Stock Split.

     The Company paid quarterly dividends of $.0125 per share, as adjusted for the Stock Split, for each of the past three fiscal years. Dividends were $606,000 for the fiscal year ended March 29, 1997. Certain loan agreements to which Spartan is a party contain covenants that, pursuant to financial ratios or formulas, restrict the incurrence of additional indebtedness, the payment of dividends or other distributions to shareholders, the payment of rebates or the redemption of shares of common stock in the event of a default of the agreement or in excess of permitted amounts.

                                 BUSINESS

GENERAL

     Spartan and its subsidiaries distribute grocery and related products to retail locations in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia.

     Grocery store Customers served by the Company range from single stores to supermarket chains with as many as 26 stores. In addition, Spartan's subsidiaries distribute candy, tobacco and other grocery products to approximately 8,600 convenience stores and other retail locations. The Company conducts a predominant portion of its business with retail stores located in Michigan. According to industry sources, the Company is the ninth largest wholesaler of grocery and related products in the United States.

     In 1917, a group of independent food retailers incorporated the Grand Rapids Wholesale Grocery Company, seeking to gain lower food prices and other economies of scale by purchasing together on a cooperative basis. In 1957, the name was changed to Spartan Stores, Inc., to take advantage of the "Spartan" name, which is widely recognized in Michigan. Although Spartan was incorporated as a cooperative, in 1973 Spartan was converted to a Michigan business corporation.

     Spartan is authorized to sell its shares of common stock to Customers of Spartan, Associates and Approved Holders. In addition, pursuant to the Bylaws, Spartan may issue Class A Shares in connection with the acquisition of businesses, assets, or capital stock of another corporation. On May 28, 1997, the Board of Directors designated as Approved Holders (i) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) any member of the Board of Directors of Spartan; or (iii) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate.

     The Company operates on a 52-53 week fiscal year, with the fiscal year ending on the last Saturday in March. The principal executive offices of Spartan are located at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Spartan's telephone number is (616) 878-2000.

     The Company operates in three reportable business segments: distribution; insurance sales and underwriting; and real estate and finance. The Company's largest business segment, distribution, includes the distribution of grocery and related products. Distribution operations include product sales to independently owned and operated food stores and convenience stores as well as services directly related to the operation of those stores. Insurance sales and underwriting includes commission and premium income generated by sales to Customers and others. Real estate and finance represents revenues from financing and real estate activities with Customers and other businesses. Spartan owns seven subsidiaries which distribute products or provide support, insurance, and services to Customers and fulfill other functions for the Company.

     Financial information on the business segments is set forth in the notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

BUSINESS STRATEGY

     In the highly competitive food wholesaling industry, the Company's current business strategy is to remain exclusively a full-service wholesaler of grocery and related products. The Company recognizes that many food wholesalers, including several companies that are direct competitors of the Company, have developed and own "corporate stores." The Company's present plans do not anticipate any significant presence in retailing, but instead the Company plans to concentrate on wholesaling to avoid competing with its Customers. The Company may, however, from time to time determine to purchase one or more retail store locations.

     The Company's business strategy emphasizes a philosophy of service to Customers. Management of the Company believes that by providing grocery retailers with a broad array of products and services, these retailers should be better able to grow and compete at the retail level. This growth and success of its Customers at the retail level should, in turn, enable the Company to grow and prosper as well.

     In addition, Spartan believes that Shareholder-Customers gain an important competitive advantage by access to the "Spartan" name and image. The "Spartan" name and logo are widely recognized by consumers in Michigan and other parts of the Midwest who have come to associate the "Spartan" name with service, selection, and quality in their grocery shopping. Substantially all stores supplied by Spartan display the "Spartan" name and logo on their doors, and some stores use the "Spartan" name prominently in store signs and advertising.

DISTRIBUTION

     Spartan is a full-service distributor of grocery and related products, and provides its Customers with a selection of over 50,000 items, including dry grocery, produce, dairy products, meat, frozen food, tobacco products, health and beauty care items, and fresh fish and seafood. Spartan supplies its Customers with both nationally advertised products and over 1,800 "Spartan" private label items. Spartan ships the products from Spartan's main warehouse and distribution center in Grand Rapids, Michigan, and from a warehouse in Plymouth, Michigan.

     Several subsidiaries of the Company operate and are included in the distribution business segment. L & L/Jiroch Distributing Company ("L & L/Jiroch") and J.F. Walker are wholesale distributors of candy, tobacco, and other grocery products to approximately 8,600 convenience stores and other retail locations in Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia. United Wholesale Grocery Company ("United Wholesale") operates 13 cash and carry outlets in Michigan and Ohio. Capistar, a wholesale distributor of grocery and other products, closed its wholesale operations in February 1996. In May 1996, Capistar sold its warehouse located in Lansing, Michigan. Approximately 40 percent of the volume of Capistar's business is now supplied by Spartan or L & L/Jiroch.

     In February 1996, Spartan introduced a cost-plus pricing program for the distribution of its products and services to Customers. The cost-plus pricing program marks a substantial departure from the variable markup pricing with rebate program that Spartan used previously. Through the cost-plus pricing program, Spartan prices products, services, and transportation as separate elements. Spartan intends the program to reflect accurately the different costs in warehousing and distributing various commodities to assist Spartan and its Customers to work together to reduce costs.

     Cost-plus pricing consists of two parts. The first part is the "cost," which is generally the cost that the manufacturer charges Spartan, subject to definitions and exceptions in the program. The second part is the "plus," which is a charge generally consisting of: (i) a fixed amount per case times the number of cases on the invoice; (ii) a percentage of the total invoice product billing; (iii) a transportation charge based on a transportation pricing schedule that reflects Spartan's general transportation expenses; and (iv) a charge for assets used. Similarly, services are priced generally at the break-even cost of the service plus a charge for any asset used in providing the service.

     Spartan, itself and through its subsidiaries, provides Customers with a broad spectrum of services that the Company believes make it possible for the retailers to compete with large competitors, such as supermarket chains. Customers decide individually which services to use and are charged a fee for the services used.

          SITE IDENTIFICATION AND MARKET ANALYSIS. The Company assists Customers in identifying potential new store locations. Once the Company or a Customer has identified a potential site, the Company will undertake or commission an independent site feasibility analysis of the location, which includes a study of the demographics of the general area, the supermarket competitors located in the primary and secondary trading areas, and the volume a new store should expect to achieve at the location.

          STORE PLANNING AND DEVELOPMENT. The Company assists Customers in new store development, from site planning through construction, including financing and lease negotiations, store layout, space management, product display, and promotion. In addition, services available from the Company include engineering support, contracting assistance, layout strategy, front-end design and setup, and assistance in leasing space to other commercial tenants. Similar services are available to Customers who desire to remodel existing stores. Other services include consulting services on management operations and business valuations.

          MARKETING, PROMOTION, AND ADVERTISING ASSISTANCE. The Company offers its Customers the services of its in-house advertising department, which include developing marketing strategies, designing and producing signs and flyers, and coordinating print and media advertising campaigns. Customers may use the Company's print shop to print signs, flyers, and other items. In addition, the Company offers Customers the opportunity to participate in print, radio, and television advertising programs conducted in most major media markets.

          INFORMATION SERVICES. The Company provides information services and customized software programs to Customers using a direct computer link to many of its Customers' stores. The Company can provide Customers with a product and price file for products. In addition, Customers may order inventory directly from the Company using their store-to-warehouse computer link-up and order entry system.

          ACCOUNTING AND TAX PREPARATION SERVICES. The Company provides a wide array of accounting services to Customers ranging from preparing monthly and annual financial reports to preparing tax returns.

          HUMAN RESOURCE SERVICES. The Company offers an extensive variety of human resource services to its Customers. These services include: recruiting; interviewing and staffing assistance; benefit program planning; handbook preparation, design, and printing; labor relations assistance; personnel recordkeeping; training; and development. The services listed above, as well as many others, are provided on an individual basis and are tailored to meet the needs of each Customer.

          COUPON REDEMPTION AND PRODUCT RECLAMATION. The Company provides coupon redemption services, making it possible for retailers to send all consumer value coupons directly to the Company for processing of refunds from manufacturers. In addition, the Company operates a 20,300 square-foot product reclamation center to handle all damaged products that Customers may return. Damaged products are returned to manufacturers, where appropriate, and credits received from manufacturers are then passed along to the Customers.

INSURANCE SERVICES

     Through its subsidiaries, the Company offers insurance for Customers and their employees, and employees of the Company. Customers are offered coverage for fire and other casualties, liability, automobile, fidelity, theft, bonds, workers' compensation, business interruption and group health plans. In addition, individuals are offered automobile and homeowners coverage. Shield Insurance Services, Inc. ("Shield"), and Shield Benefit Administrators, Inc., a wholly owned subsidiary of Shield, provide insurance brokerage services and third-party claims administration and services. Spartan Insurance Company Ltd. ("Spartan Insurance") provides insurance underwriting for Customers. Spartan Insurance, which is incorporated and licensed in Bermuda, issues policies of another carrier through a fronting agreement. Under this agreement, Spartan Insurance insures some of the coverage limits and reinsures with reinsurance companies the balance of the coverage limit. Shield services the insurance programs offered by Spartan Insurance.

REAL ESTATE AND FINANCE

     The Company may loan funds to Shareholder-Customers to be used to develop new stores or expand or remodel existing stores. For qualified Shareholder-Customers, the management of Spartan may approve loans of up to $100,000. Loans in excess of $100,000 are recommended by management and approved by the Board of Directors of Spartan.

     As of March 29, 1997, the Company had 52 loans outstanding to Shareholder-Customers. Loans are collateralized by the inventory, facilities or equipment financed, and some loans may be collateralized by Class A Shares or other additional assets or personal assets or guaranties of equity owners of the Customer.

     Loans currently are made only on a floating rate basis, based on the prime rate. Most loans to retailers from the Company carry interest rates from prime plus 1/2 percent to prime plus 3 percent. Maturity dates on the loans range from 1997 to 2004. As of the fiscal years ending March 1997, 1996 and 1995, the Company had outstanding loans to Customers totaling $9,771,108, $11,663,457 and $9,728,580 respectively. Over the last 15 years, the Company has not experienced significant aggregate losses on loans to Customers. Impaired loans totaled approximately $2,400,000, at March 29, 1997, including the current portion, with related allowances of $1,600,000. The estimated fair market value of the loans approximates the net carrying value at March 29, 1997.

     Market Development Corporation ("Market Development"), a subsidiary of Spartan, owns 29 retail grocery facilities or sites that are leased to Customers and others and leases 16 other sites for sublease to Customers.

     The Company finances its direct investment in shopping centers or new retail food stores through internally generated capital and borrowed funds.

COMPETITION

     The grocery and convenience store industries are characterized by intense competition and low profit margins. The principal methods of competition in the grocery industry are price, product quality and variety, and service. The principal methods of competition in the convenience store industry are price and product quality, and to a lesser extent, service. The Company believes that the Company and its Customers are competitive in their markets. However, the Company competes with a number of grocery and convenience store wholesalers and with a number of other businesses that market their products directly to food retailers, including companies having greater assets and larger sales volume than the Company. Customers compete with other retailers and with several large chain stores which have integrated wholesale and retail operations. Customers also compete with mass merchandisers, limited assortment stores, wholesale membership clubs, convenience stores, shop-at-home services, restaurants and fast food businesses. The Company's success is in large part dependent upon the ability of its Customers to compete with the larger grocery store and convenience store chains. Competition in Michigan and the other states served by the Company has been, and continues to be, aggressive.

     In its eight-state market area of Michigan, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, and West Virginia, the Company competes at the wholesale level with a number of larger and smaller food wholesalers, including Super Valu Stores, Inc.; Roundy's, Inc.; Nash Finch Company; Foodland Distributors (a joint venture between Wetterau, Inc. and the Kroger Company), and S. Abrahams and Sons, Inc.

     Customers compete with supermarket chains, other independent retailers, restaurants, fast food businesses, and convenience stores at the retail level. Among the largest supermarket chains that compete with Customers are Meijer, Inc.; The Great Atlantic and Pacific Tea Company (A&P); Borman's, Inc. (a wholly owned subsidiary of A&P); and the Kroger Company. Customers also compete with members-only shopping and discount clubs. Among the largest such clubs that compete with Customers is Sam's Club (a unit of Wal-Mart Stores, Inc.).

     According to industry sources, the market share of groceries sold by Shareholder-Customers is approximately 25 percent in Michigan, consisting of approximately 49 percent in Western Michigan (a 26 county market area), 13 percent in Eastern and Southern Michigan (a 24 county market area), and 65 percent in Northern Michigan (an 18 county market area).

     The insurance industry also is highly competitive. The Company believes that it is competitive, but many competitors may have far greater financial and other resources than those of the Company.

SUPPLIERS

     The Company purchases its products from a large number of national, regional, and local suppliers of name brand and private label merchandise. The Company is dependent upon these suppliers for brand name products. However, the Company has not encountered difficulty in procuring or maintaining an adequate level of products to service its Customers.

REGULATION

     The Company is subject to federal, state, and local laws and regulations covering the purchase, handling, sale and transportation of its products, and is subject to the jurisdiction of the federal Food and Drug Administration ("FDA"). Management believes that the Company is in material compliance with all FDA and other federal and state laws and regulations governing its businesses.

SHAREHOLDER-CUSTOMERS

     At March 29, 1997, Spartan was the primary supplier to 447 retail food stores operated by 232 shareholders of the Company. As of such date, the average annualized purchases per store was $3,910,170. The following table reflects the number of shareholders who were Shareholder-Customers ("active" Shareholder-Customers), the number of stores owned by the active Shareholder-Customers, and the average purchases per store served during the past five years:

        END OF              NUMBER OF             NUMBER OF SHAREHOLDER-      AVERAGE PURCHASES
        FISCAL         ACTIVE SHAREHOLDER-           CUSTOMER STORES          PER SHAREHOLDER-
         YEAR         CUSTOMERS AT YEAR END         SERVED AT YEAR END         CUSTOMER STORE
        ------        ---------------------         ------------------         --------------
         1997                  232                          444                   $3,910,170
         1996                  259                          465                    3,767,745
         1995                  273                          450                    3,363,538
         1994                  277                          465                    3,271,400
         1993                  277                          469                    3,224,935

     As the above illustrates, the number of active Shareholder-Customers and the number of stores supplied by Spartan over the last five years has remained relatively stable. However, a large number of Shareholder-Customers have expanded or remodeled existing stores or built new stores. Management believes that during this same period the average size of the stores operated by its Shareholder-Customers has increased significantly.

     According to industry sources, the trend by Shareholder-Customers to expand the size of stores, or to build larger stores to replace smaller stores, follows a national trend in food retailing toward larger store sizes. While the number of stores supplied by Spartan has not changed significantly during the past seven years, the average weekly purchases by Shareholder-Customers has increased. In addition, Spartan's largest Shareholder-Customers grew substantially. The five largest Shareholder-Customers operated a total of 80 stores in 1990, and a total of 91 stores as of March 29, 1997.

     Spartan supplies a diverse group of independent store operators, ranging from single stores to supermarket chains with as many as 26 stores. Management believes that the diverse nature of the Customers it now supplies helps to insulate Spartan from any potential significant adverse effects of losing a single large Shareholder-Customer or from potential adverse economic conditions. Spartan does not believe that its success is dependent upon maintaining the supply business of any one Shareholder-Customer. Spartan's 10 largest Shareholder-Customers accounted for approximately 48 percent of its total net sales for fiscal year 1997, but no single Shareholder-Customer accounted for more than 8 percent of Spartan's total net sales. In the last five years, no Shareholder-Customer who was among the 10 largest Shareholder-Customers has terminated all of its business with Spartan to associate with another distributor.

     The following table reflects the diversity in the Shareholder-Customer base of Spartan as of March 29, 1997:

                                         NUMBER OF SHAREHOLDER-
                   NUMBER OF              CUSTOMERS OPERATING
                STORES OPERATED           THE NUMBER OF STORES
                ---------------           --------------------
                   1                              182
                   2                               24
                   3                                5
                   4                                0
                   5 or more                       21

CUSTOMER AGREEMENTS

    To become a Shareholder-Customer, a retail store must submit to Spartan, among other documents, a completed Stock Subscription Agreement, together with the initial payment for Class A Shares to satisfy the Required Investment, and a Customer Agreement. The following summarizes only the Stock Subscription Agreement and Customer Agreement. The summary is qualified in its entirety by reference to the Stock Subscription Agreement and the Customer Agreement, copies of which are available from Spartan. Spartan encourages each applicant to review the Stock Subscription and Customer Agreements carefully before applying, and to obtain the advice of counsel.

    In the Stock Subscription Agreement, the Shareholder-Customer agrees to acquire from time to time and hold an investment in Class A Shares sufficient to comply with the Required Investment. In addition, the Shareholder-Customer agrees to be bound by the transfer restrictions and the options to purchase the Class A Shares granted to Spartan as set forth in Spartan's Bylaws. The terms of the Stock Subscription Agreement apply to all Class A Shares held by the Shareholder-Customer, whenever acquired.

    In the Customer Agreement, Spartan agrees to use its best efforts to supply the Shareholder-Customer with the Shareholder-Customer's requirements for resale at Approved Stores. A Shareholder-Customer may sell grocery and related products supplied by Spartan only at Approved Stores. A Shareholder-Customer may add a new retail store location as an Approved Store only upon Spartan's approval.

    The Shareholder-Customer agrees to comply with the rules, regulations and policies applicable to Spartan's Customers as may be established from time to time by Spartan (the "Policy Manual"). Among other matters, the Policy Manual contains Spartan's policies on the Required Investment, Trading Value, Volume Incentive Rebates, and stock redemptions. In its discretion, Spartan may revise or terminate any portion of the Policy Manual at any time, provided that Spartan must give the Shareholder-Customer reasonable notice of any revision which imposes any new or changed obligation on the Shareholder-Customer.

    The Shareholder-Customer agrees that its purchases of the grocery and related products and services will be in accordance with Spartan's Standard Terms and Conditions of Sale, which Spartan may amend from time to time. Among other matters, the Standard Terms and Conditions of Sale set forth the terms of payment, order procedures, procedures for price and rebate changes, delivery terms, inspection and acceptance practices and warranties and limitations on warranties.

    The Customer Agreement grants to the Shareholder-Customer the nonexclusive, nontransferable right to use all Spartan trademarks, trade names, designs, logos, slogans, trade dress, product configurations, container configurations and other identifications (the "Trademarks"). The Shareholder-Customer may use the Trademarks to advertise and promote the sale of products at Approved Stores.

    Either Spartan or the Shareholder-Customer may terminate the Customer Agreement at any time with or without cause by giving the other party not less than 30 days prior written notice. Upon a default by a Shareholder-Customer, as described below, Spartan may terminate the Customer Agreement upon written notice to the Shareholder-Customer. In addition, the Customer Agreement will automatically terminate, without notice, if: (i) the Shareholder-Customer for a continuous 30-day period fails to order any merchandise from Spartan, unless the failure to order for the period results from a cause beyond the Shareholder-Customer's control; (ii) the Shareholder-Customer is adjudicated bankrupt, or a petition is filed by or against the Shareholder-Customer under any federal or state bankruptcy laws relating to the relief of debtors for reorganization, arrangement or other similar relief permitted thereby, or the Shareholder-Customer makes a general assignment for the benefit of creditors; (iii) a receiver, trustee, or similar officer is appointed with respect to any of the Shareholder-Customer's properties or businesses, or the Shareholder-Customer's interest in the Customer Agreement is attached, executed or levied upon, seized, garnished, or appropriated by a legal process, unless the appointment of the officer is vacated or discharged, or the effect of the legal process is otherwise released, within 10 days; or (iv) any act or event of the type described in the above subsection occurs which relates to, involves, or affects the interest of one or more persons having a 50 percent or greater ownership interest in a Shareholder-Customer which is a corporation, partnership or other legal entity.

    The Shareholder-Customer will be in default under the Customer Agreement if the Shareholder-Customer fails to pay when due any amount owed Spartan or to perform any obligation, default of which cannot be cured, under the Customer Agreement, Spartan's Bylaws, the Policy Manual, or the Stock Subscription Agreement. The Shareholder-Customer will also be in default if it fails to perform any other obligation under the Customer Agreement or under Spartan's Bylaws, the Policy Manual, or the Stock Subscription Agreement, and the failure continues for 10 days following receipt of notice from Spartan specifying the failure.

    In October 1990, Spartan adopted the use of the Stock Subscription and Customer Agreements summarized above. Spartan uses these agreements for all new Shareholder-Customers. All Shareholder-Customers that are beneficially owned by members of the Board of Directors have signed the new Stock Subscription and Customer Agreements. Beginning in February 1991, Spartan requested all of its current Shareholder-Customers to sign and return the Stock Subscription and Customer Agreements. As of May 31, 1997, only approximately 2 percent of Spartan's Shareholder-Customers have not signed the Stock Subscription and Customer Agreements. These Shareholder-Customers accounted for less than 2 percent of the Company's net sales in fiscal year 1997. Shareholder-Customers who have not signed the new agreements conduct business with Spartan pursuant to various agreements entered into prior to 1990. In the opinion of management, the continued operations under the older agreements with those Shareholder-Customers who have not signed the new agreements will not adversely affect the Company's business.

CONCENTRATION REBATES

    In January 1996, the Board adopted a policy for Spartan to pay in fiscal year 1997 to its Customers a concentration rebate based upon each Customer's purchases from the Company as a percentage of the Customer's total retail sales (the "Concentration Rebate"). The concentration brackets that earned a Concentration Rebate began at 40 percent and were capped at the level of 60 percent or greater. Concentration Rebate amounts were weighted toward the higher concentration brackets. The total Concentration Rebate paid in fiscal year 1997 was $4.2 million. The Company does not expect to pay Concentration Rebates in fiscal year 1998.

TERMS OF SALE AND BAD DEBT EXPERIENCE

    The Company furnishes to its Customers in the distribution segment weekly statements of accounts. Statements include deliveries through and including the date of the statement. Payment is due within seven days from date of the statement, and those not paid within seven days are considered delinquent. Additional deliveries occur during this time which are billed on a subsequent statement. The timing of payments varies among Customers, but the Company generally may have receivables outstanding at any given time which average up to two week's sales. The Company believes that it adequately monitors outstanding receivables. Bad debt expenses have not been material to the Company's operations.

PROPERTIES

    Spartan owns approximately 1,300,000 square feet of warehouse, distribution, and office space located on 211 acres in Grand Rapids, Michigan. Spartan supplies primarily its West Michigan Customers from this main warehouse and distribution center. The center is located within one mile of U.S. 131, a main artery that links Grand Rapids with Kalamazoo on the south and connects with Interstate 96, one of the major east-west arteries serving Western Michigan and leading east into the Detroit area. Approximately 72 acres of the 211-acre complex in Grand Rapids are presently vacant land.

    The main warehouse and distribution center in Grand Rapids includes a general merchandise warehouse of approximately 233,000 square feet;

refrigerated space of approximately 327,000 square feet; dry grocery space of approximately 585,000 square feet; general office space, including a print shop, of approximately 107,000 square feet, and transportation and salvage buildings of approximately 55,000 square feet. Spartan leases a 403,000 square-foot warehouse, garage, and office complex in Plymouth, Michigan, a western suburb of Detroit. This warehouse is used to supply its Customers located in the greater Detroit area and in Eastern Michigan. Shareholder-Customers are supplied by a fleet of approximately 135 tractors, 224 conventional trailers, and 115 refrigerated trailers. Deliveries by Spartan can occur as often as daily for large stores, or as infrequently as weekly for smaller stores.

    Spartan also owns a Reclamation Center/Support Services complex in Charlotte, Michigan consisting of an approximately 11 acre site containing two warehouses totaling 80,000 square feet. In addition, Spartan leases for various purposes 80,000 square feet of warehouse space in Grand Rapids, Michigan and a trailer relay station in Kalkaska, Michigan which consists of four trailer parking stations in a secured area.

    L & L/Jiroch owns approximately 180,000 square feet of warehouse and office space located in Wyoming, Michigan, to service its Customers. L & L/Jiroch moved into its current space in November 1995. L & L/Jiroch leases approximately 107,700 square feet of space also located in Wyoming, Michigan, which it formerly used as warehouse and office space. L & L/Jiroch subleased approximately 56,000 square feet of this leased space in 1996 and intends to sublease the remaining space.

    Market Development owns approximately 1,967,400 square feet of space that it leases to Customers and other retailers, consisting of approximately 1,669,500 square feet of grocery retail space and approximately 297,900 square feet of other retail space. In addition, three developments are in the planning stages for retail Customer and shopping center leasing.

    The square footage of lease space includes 11 shopping centers, located in Brighton, Michigan (78,000 square feet of retail space); Cascade Township, Michigan (90,000 square feet of retail space); Fenton, Michigan (77,300 square feet of retail space); Fremont, Michigan (41,000 square feet of retail space); Huntington, Indiana (54,000 square feet of retail space); Kentwood, Michigan (78,000 square feet of retail space); Ludington, Michigan (43,000 square feet of retail space); Sterling Heights, Michigan (101,424 square feet of retail space); Stevensville, Michigan (61,000 square feet of retail space); Ortonville, Michigan (53,000 square feet of retail space); and Three Rivers, Michigan (67,000 square feet of retail space) (the "Shopping Centers"). All Shopping Centers are substantially full and each Shopping Center is anchored by a lease with a retail grocery store, all but one of which is a Shareholder-Customer. In addition, Market Development owns vacant land in Canton, Milford, and Macomb Townships,

Michigan. Market Development plans to sell the vacant land to developers to build a supermarket at each location for a Shareholder-Customer.

    Market Development owns 29 retail grocery store facilities or sites (including those leased in the Shopping Centers) that are leased to Customers, with terms expiring from 1997 to 2016. Aggregate lease rental income received for the grocery stores was $6,496,000, $6,599,000, and $5,760,000 in fiscal years 1997, 1996, and 1995, respectively.

    Market Development owns one vacant property located in Goshen, Indiana. Market Development acquired this property in January 1996, in exchange for property that Market Development formerly owned in Logansport, Indiana. The Goshen site is on the market to be sold.

    Currently, Market Development is planning to sell a number of retail sites to Shareholder-Customers as part of a portfolio reduction program to provide flexibility for future financing and growth opportunities for Spartan Customers.

    In addition, Market Development leases 16 sites for sublease to Customers. Under this program, Market Development has leased real estate with lease terms expiring from 1997 to 2016. Aggregate lease rental income received pursuant to the subleases was $2,471,000, $1,765,000, and $1,490,000 in fiscal years 1997, 1996, and 1995, respectively. Site lease rental expenses were $2,361,000, $1,644,000, and $1,380,000 for fiscal years 1997, 1996, and 1995, respectively. All stores are owned and leased to Customers and all stores leased and subleased to Customers are in all material respects operating according to required lease terms.

    J.F. Walker leases 13 locations totaling approximately 158,000 square feet of warehouse and distribution space at its locations in Michigan, Indiana, Kentucky, Ohio, Pennsylvania, and Tennessee to service its customers. J.F. Walker also owns two locations totaling approximately 97,500 square feet of warehouse and distribution space. During fiscal year 1996, J.F. Walker sold three locations totaling approximately 53,000 square feet of space.

    United Wholesale operates 13 "cash and carry" wholesale grocery facilities, 12 of which are located in Michigan, and one of which is located in Ohio. United Wholesale owns 10 and leases three of these retail outlets, which have a total of approximately 246,000 square feet.

ASSOCIATES

    As of March 29, 1997, the Company employed approximately 3,100 Associates, of which approximately 1,100 were represented by several unions. Certain warehouse and transportation Associates are represented by different Teamsters Union locals, with contracts expiring in 1997 through

2001. The Company considers its relations with all Associates to be satisfactory, and has not had any work stoppages in the last five years.

LEGAL PROCEEDINGS

    On August 21, 1996, the Attorney General for the State of Michigan filed an action in Michigan circuit court against the leading cigarette manufacturers operating in the United States, 12 wholesalers and distributors of tobacco products in Michigan (including three Company subsidiaries) and others seeking certain injunctive relief, the reimbursement of $4 billion in Medicaid and other expenditures incurred or to be incurred by the State of Michigan to treat diseases allegedly caused by cigarette smoking and punitive damages of $10 billion. Subsequent to the end of fiscal year 1997, two separate actions have been filed in the state courts in Tennessee on behalf of the individual plaintiffs, as a class action in one case and on behalf of the State of Tennessee and its taxpayers in the other case, against the leading cigarette manufacturers operating in the United States and certain wholesalers and distributors, including a subsidiary of the Company. In these separate cases, the plaintiffs are seeking compensatory, punitive and other damages, reimbursement of medical and other expenditures and equitable relief. The Company believes that its subsidiaries have valid defenses to these legal actions. These actions will be vigorously defended. One of the cigarette manufacturers named as a defendant in each action has agreed to indemnify the Company's subsidiaries from damages arising out of these actions. Management believes that the ultimate outcome of these actions should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

    Spartan and its subsidiaries are parties, as plaintiff or defendant, to various other legal proceedings incidental to their businesses. In the opinion of management, such matters are not, individually or in the aggregate, material to the Company's financial condition or results of operations. All such legal proceedings arose in the ordinary course of the Company's operations.

                                MANAGEMENT

    The names, ages and principal occupations of directors and executive officers of Spartan as of July 15, 1997, are set forth below.

                                            POSITION AND PRINCIPAL
    NAME AND AGE                          OCCUPATION FOR LAST 5 YEARS
    ------------                          ---------------------------

    Donald J. Koop (60)                 Chairman of the Board since 1989
                                           and director  since 1985;
                                           Chairman of the Board, Family
                                           Fare, Inc. (retail grocery
                                           chain)

    Russell H. VanGilder, Jr. (63)      Vice Chairman of the Board since
                                           1992 and director since 1970;
                                           Chairman of the Board, V.G.'s
                                           Food Center, Inc. (retail
                                           grocery chain)

    Roger L. Boyd (50)                  Secretary of the Board since 1993
                                           and director since 1992;
                                           President and General Manager,
                                           Bob's Market House, Inc.
                                           (retail grocery store);
                                           President and General Manager,
                                           Hillsdale Market House, Inc.
                                           (retail grocery store)

    James G. Buick (64)                 Director since 1995; Retired;
                                           Former President and Chief
                                           Executive Officer, The
                                           Zondervan Corporation (1984 to
                                           1993) (producer and distributor
                                           of Christian books and gifts)

    John S. Carton (56)                 Director since 1995; Chairman of
                                           the Board, Pine View Golf Club,
                                           Inc., and Turfside, Inc. (golf
                                           course and restaurant)

    Glen A. Catt (49)                   Director since 1988; President and
                                           Chief Executive Officer, Glen's
                                           Markets, Inc. (retail grocery
                                           chain)

                                            POSITION AND PRINCIPAL
    NAME AND AGE                          OCCUPATION FOR LAST 5 YEARS
    ------------                          ---------------------------

    Ronald A. DeYoung (63)              Director since 1974; President,
                                           Great Day, Inc. (retail grocery
                                           chain)

    Parker T. Feldpausch (65)           Director since 1990; President,
                                           G & R Felpausch Co. (retail
                                           grocery chain)

    Martin P. Hill (52)                 Director since 1996; President,
                                           Harding & Hill, Inc. (retail
                                           grocery chain)

    Dorothy A. Johnson (age 56)         Director since 1997; President,
                                           Council of Michigan Foundations
                                           since 1975 (association of
                                           foundations and corporations);
                                           Trustee, W.K. Kellogg
                                           Foundation since 1980;
                                           President, Community Foundation
                                           Youth Project since 1994;
                                           Director, First of America Bank
                                           Corporation since 1985

    Dan R. Prevo (47)                   Director since 1996; President,
                                           Prevo's Family Market, Inc.
                                           (retail grocery chain)

    James B. Meyer (51)                 President and Chief Executive
                                           Officer of Spartan since July
                                           1997; Director since August
                                           1996; Treasurer since July
                                           1994; President and Chief
                                           Operating Officer from August
                                           1996 to July 1997; Senior Vice
                                           President Corporate Support
                                           Services from June 1994 to
                                           August 1996; Chief Financial
                                           Officer and Assistant Secretary
                                           from October 1990 to August
                                           1996; Senior Vice President
                                           from 1981 to 1994

                                            POSITION AND PRINCIPAL
    NAME AND AGE                          OCCUPATION FOR LAST 5 YEARS
    ------------                          ---------------------------

    Charles B. Fosnaugh (47)            Senior Vice President Business
                                           Development and Finance since
                                           September 1996; Senior Vice
                                           President Business Development
                                           from 1994 to September 1996;
                                           Vice President, Business
                                           Development from 1990 to 1994;
                                           President, Market Development
                                           Corporation since 1990;
                                           President, Valuland Inc. since
                                           1990

    Dennis J. Otto (47)                 Vice President Sales and Marketing
                                           since July  1996; Vice
                                           President Retail Marketing and
                                           Operations from 1994 to July
                                           1996; Director of Customer
                                           Support Services from
                                           April 1993 to June 1994;
                                           Manager Retail Sales/Marketing
                                           from February 1991 to April
                                           1993

    David deS. Couch (46)                Vice President Information
                                           Technology since May 1996;
                                           Director of Management
                                           Information Services from
                                           December 1991 to May 1996

    Alex J. DeYonker (47)                General Counsel and Assistant
                                           Secretary since May 1995;
                                           partner of Warner Norcross &
                                           Judd LLP since 1988 (law firm)

    Mr. Patrick M. Quinn retired from Spartan on July 15, 1997. Mr. Quinn served as a director and as Chief Executive Officer of Spartan from 1985 until his retirement and as President of Spartan from 1985 to 1996.

    Directors are elected at annual meetings of shareholders and hold office for a term of three years and until their successors are elected and qualified. Annual elections of directors are held to elect approximately one-third of the members of the Board. On August 14, 1996, Mr. Meyer was appointed to the Board of Directors to fill a vacancy that resulted from increasing the number of directors of Spartan from 12 to 13. On May 28,

1997, the Board of Directors established the number of directors of Spartan at 12. The terms of Messrs. Boyd, Carton, DeYoung and Koop expire in 1998; Messrs. Buick, Hill, Prevo and VanGilder expire in 1999; and Messrs. Catt, Feldpausch and Meyer and Ms. Johnson expire in 2000. Executive officers are appointed by the Board of Directors at its organizational meeting following each annual meeting of shareholders and serve until their successors are appointed.

    Because the Company's capital stock is not registered pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended, the directors, officers, and persons owning greater than 10 percent of any class of the Company's equity securities are not subject to Section 16 of such act.


                 EXECUTIVE COMPENSATION AND OTHER BENEFITS

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table sets forth the cash and non-cash compensation earned during the fiscal years ended March 29, 1997 (52 weeks), March 30, 1996 (53 weeks), and March 25, 1995 (52 weeks) by the persons who were the Chief Executive Officer and the four most highly compensated executive officers (other than the Chief Executive Officer) of Spartan for the fiscal year ended March 29, 1997.

                        SUMMARY COMPENSATION TABLE
                        --------------------------
                                                            LONG-
                                                            TERM
                                                           COMPEN-
                                                           SATION
                                                           AWARDS
                                                         -----------
                                                          NUMBER OF
                                                         SECURITIES    ALL OTHER
         NAME AND                   ANNUAL COMPENSATION   UNDERLYING    COMPEN-
         PRINCIPAL         FISCAL   -------------------    OPTIONS      SATION
         POSITION           YEAR    SALARY    BONUS<F1>     <F2>         <F3>
        ----------         ------   ------    ---------  -----------   ---------
Patrick M. Quinn<F4>       1997     $373,150   $ 37,497     4,000       $108,833
(Chief Executive Officer)  1996      353,658     75,000     4,000        107,317
                           1995      341,949     61,250     4,000        106,393

James B. Meyer             1997     $308,250   $ 24,500     4,000       $  6,348
(President and Chief       1996      231,995     37,375     2,000          4,832
Operating Officer)         1995      213,060     32,200     2,000          3,908

                                      -39-

Charles B. Fosnaugh        1997     $190,640   $ 18,688     2,000       $  5,921
(Senior Vice President     1996      182,940     37,375     2,000          4,405
Business Development       1995      159,860     30,100     1,000          3,481
and Finance)

Dennis J. Otto             1997     $132,000   $  9,000     1,000      $   6,478
(Vice President            1996      113,375     19,350     1,000          4,052
Sales and Marketing)       1995      101,005     15,050     1,000          4,038

David deS. Couch           1997     $120,330   $  7,500     1,000      $   6,824
(Vice President            1996      101,975     15,000         0          3,934
Information Technology)    1995       92,110     12,900         0          3,010

__________________

<F1> Includes bonus amounts elected under the 1991 Stock Bonus Plan, plus an amount equal to 30 percent of such bonus amounts to be received in Class A Shares.

<F2> All reported awards were under the 1991 Stock Option Plan, as amended (the "1991 Stock Option Plan"). These awards have vested and are exercisable at the date of grant. The number of securities underlying options has been adjusted to reflect the effects of the Stock Split.

<F3> The compensation listed in this column for fiscal year 1997 consists of: (i) amounts paid by Spartan for split dollar and term life insurance; (ii) Spartan' matching contributions under its Savings Plus Plan; and (iii) for Mr. Quinn only, amounts deferred under the Spartan Stores, Inc. Supplemental Retirement Plan. The amounts included for each such factor for fiscal year 1997 are:

                                        (I)       (II)       (III)
                                       ------    ------     --------
               Mr. Quinn               $2,612    $4,750     $101,471
               Mr. Meyer                1,598     4,750
               Mr. Fosnaugh             1,171     4,750
               Mr. Otto                 1,728     4,750
               Mr. Couch                2,074     4,750

<F4>     Mr. Quinn retired from Spartan on July 15, 1997.

STOCK OPTIONS

    Under the 1991 Stock Option Plan, options to purchase Class A Shares may be granted to officers of Spartan. The following tables set forth information concerning stock options granted under the 1991 Stock Option Plan during the fiscal year ended March 29, 1997, to the named executive officers and the unexercised options held by them as of the end of the fiscal year. None of the named executive officers exercised any stock options during fiscal year 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR <F1><F2>
                       ------------------------------------------
                 INDIVIDUAL GRANTS
------------------------------------------------------------------        POTENTIAL
                                     PERCENT                         REALIZABLE VALUE AT
                         NUMBER      OF TOTAL                            ASSUMED ANNUAL
                           OF        OPTIONS                          RATES OF STOCK PRICE
                       SECURITIES   GRANTED TO                           APPRECIATION
                       UNDERLYING   EMPLOYEES   EXERCISE    EXPIRA-     FOR OPTION TERM
                        OPTIONS     IN FISCAL   PRICE PER    TION    ---------------------
       NAME             GRANTED       YEAR        SHARE      DATE        5%         10%
       ----             -------     ----------    -----     -------      --         ---
Patrick M. Quinn<F3>     4,000         44%        $10.50    5/2006    $26,414    $66,937
James B. Meyer           2,000         22          10.50    5/2006     13,207     33,469
Charles B. Fosnaugh      2,000         22          10.50    5/2006     13,207     33,469
Dennis J. Otto           1,000         11          10.50    5/2006      6,603     16,734
David deS. Couch             0        N/A            N/A       N/A        N/A        N/A

__________________

<F1> The per share exercise price of each option equals the Trading Value of the Class A Shares effective as of June 23, 1996, as adjusted for the Stock Split. The Board of Directors from time to time, usually on an annual basis, establishes the Trading Value of the Class A Shares, in the Board's sole and absolute discretion, based on the Company's financial condition, results of operations, operating trends, market conditions, the state of the economy and such other factors as the Board deems appropriate. All options were granted for a term of 10 years. Options terminate, subject to limited exercise provisions, in the event of death, retirement, or other termination of employment. All options currently are exercisable. The exercise price of the options may be paid in cash, by delivering Class A Shares which are already owned by the option holder, or any combination thereof.




                                      -41-

<F2> The number of securities underlying options granted and the exercise price per share have been adjusted to reflect the effects of the Stock
     Split.

<F3> Mr. Quinn retired from Spartan on July 15, 1997.

                       FISCAL YEAR-END OPTION VALUES
                       -----------------------------
                                 NUMBER OF
                                 SECURITIES                    VALUE OF
                                 UNDERLYING                   UNEXERCISED
                                 UNEXERCISED                  IN-THE-MONEY
                                 OPTIONS AT                    OPTIONS AT
                             FISCAL YEAR-END<F1>           FISCAL YEAR-END<F2>
                             -------------------           -------------------

      NAME                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
      ----                -----------   -------------   -----------   -------------
Patrick M. Quinn<F3>         20,000           0           $22,000           $0
James B. Meyer               10,000           0            11,000            0
Charles B. Fosnaugh           7,000           0             6,000            0
Dennis J. Otto                2,000           0               500            0
David deS. Couch                  0           0                 0            0

________________

<F1> The numbers of securities underlying options have been adjusted to reflect the effects of the Stock Split.

<F2> Represents the difference between the exercise price of the options for the Class A Shares and the Trading Value per share at fiscal year-end, which was $10.50 per share as adjusted for the Stock Split.

<F3> Mr. Quinn retired from Spartan on July 15, 1997.

EMPLOYMENT AGREEMENTS

     The officers of Spartan are appointed annually by and serve at the pleasure of the Board of Directors or the Chief Executive Officer. Except for Messrs. Quinn and Meyer, Spartan has not entered into any employment agreement with any officer.

     On June 1, 1987, Mr. Quinn entered into an employment agreement with Spartan. Under the employment agreement, Mr. Quinn's annual base salary is to be and has been revised upon mutual agreement of Spartan and Mr. Quinn on a year-to-year basis. Under the employment agreement, Spartan provides Mr. Quinn with an automobile and certain other fringe benefits. The employment agreement may be terminated upon mutual agreement, upon Mr. Quinn's death or disability, by either party at its option upon 90 days' written notice to the other or upon certain other events. Upon termination by Spartan, Mr. Quinn will receive an amount equal to his current salary, payable in the same manner as if he remained employed with Spartan, for one year after the date of severance or until he is employed elsewhere, whichever occurs first.

     On August 14, 1996, the Board of Directors appointed Mr. Meyer the President and Chief Operating Officer of Spartan, and as of that date Mr. Meyer entered into an employment agreement with Spartan. Under the employment agreement, Mr. Meyer's annual base salary is to be and has been revised upon mutual agreement of Spartan and Mr. Meyer on a year-to-year basis. Under the employment agreement, Spartan provides Mr. Meyer with an automobile and certain other fringe benefits. The employment agreement may be terminated upon mutual agreement, upon Mr. Meyer's death or disability, by either party at its option upon 90 days' written notice to the other, for cause or upon certain other events. Upon termination by Spartan for any reason other than for cause or Mr. Meyer's death or disability, or upon termination by Mr. Meyer for good reason, Mr. Meyer will receive life, health, accident and dental insurance benefits and an amount equal to his current salary for one year after the date of severance. In addition, all options held by Mr. Meyer to acquire Class A Shares will immediately vest and become exercisable for 90 days after the date of severance, all risks of forfeiture applicable to any restricted stock granted to Mr. Meyer will lapse and no longer apply, and Spartan will purchase and transfer to Mr. Meyer the automobile then furnished to him.

PENSION PLAN

     The following table illustrates estimated annual benefits payable under the noncontributory, defined benefit plans of Spartan (the "Pension Plan") to associates upon retirement, assuming retirement at age 65, including the amounts attributable to the Supplemental Executive Retirement Plan of Spartan which provides benefits that would otherwise be denied participants by reason of certain limitations on qualified benefit plans in the Internal Revenue Code of 1986, as amended.

                        PENSION PLAN TABLE
                        ------------------
  AVERAGE
REMUNERATION                            YEARS OF BENEFIT SERVICE
------------          --------------------------------------------------------------
                         5           10            15            20            25
                         -           --            --            --            --
 $ 50,000             $ 4,030      $ 8,060      $ 12,090      $ 16,120     $  20,150
  100,000               8,655       17,310        25,965        34,620        43,275
  200,000              17,905       35,810        53,715        71,620        89,525
  300,000              27,155       54,310        81,465       108,620       135,775
  400,000              36,405       72,810       109,215       145,620       182,025
  500,000              45,655       91,310       136,965       182,620       228,275

     The compensation shown under the heading "Annual Compensation" in the Summary Compensation Table above is representative of the most recent calendar year compensation used in calculating average remuneration for the Spartan Pension Plan. Credited years of service of the named executive officers under the Spartan Pension Plan as of March 29, 1997, are:

                                       CREDITED YEARS OF SERVICE
                                       -------------------------
               Patrick M. Quinn                     12
               James B. Meyer                       24
               Charles B. Fosnaugh                   7
               Dennis J. Otto                        7
               David deS. Couch                     11

     Benefits under the Pension Plan become vested after five years of service. Upon reaching the normal retirement age of 65, a covered employee is entitled to retirement benefits computed using the average annual compensation (including salary, hourly wages, overtime, incentive pay, bonuses, and commissions) from the plan employers during the five consecutive calendar years in the last 10 calendar years during which the participant's compensation was greatest.

     The basic pension benefit is an annual benefit, paid in equal monthly installments, and is equal to the sum of (i) 1.2 percent of the participant's annual compensation plus 0.65 percent of the participant's average compensation in excess of the amount which would be used to compute Social Security benefits, multiplied by the participant's years of benefit service (up to 25 years of benefit service), plus (ii) 0.5 percent of the participant's average compensation, multiplied by the participant's years of benefit service in excess of 25 years of benefit service. For persons who were participants prior to April 1, 1989, the Pension Plan provides that their retirement benefit will not be less than the benefit accrued as of March 31, 1989. (In general, the Pension Plan provisions in effect prior to April 1, 1989, provided higher retirement benefits for highly compensated employees, and lower benefits for less highly compensated employees than the current provisions of the Pension Plan.)

COMPENSATION OF DIRECTORS

     Each director receives a base compensation of $10,000 per year and $1,000 per day for attendance at any meetings of the Board or a committee. Directors also are reimbursed for travel expenses for meetings attended.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are Messrs. Buick, Catt, and Hill. Each member of the Compensation Committee, except Mr. Buick, has an ownership interest in a business which is a Shareholder-Customer of the Company and purchases groceries, perishables, general merchandise, and other products and services from the Company on an ongoing basis. For a discussion of transactions with entities related to directors and the Board's policy with respect to transactions in which a director has an interest, see "CERTAIN TRANSACTIONS."

LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION

     Spartan's Restated Articles of Incorporation (the "Articles") provide that a director of Spartan will not be personally liable to the Company for monetary damages for a breach of fiduciary duty as a director, with the exception of: liability for a breach of a director's duty of loyalty to the Company or its shareholders; liability for acts or omissions not in good faith or that involved intentional misconduct or knowing violation of law; liability for certain unlawful dividends, distributions or loans; liability in connection with a transaction from which the director derived an improper personal benefit; and liability in connection with an action or omission occurring prior to the date the limitation of liability provision became effective.

     Michigan law permits, and Spartan's Articles require, indemnification of Spartan's directors and executive officers in a variety of circumstances, which may include liabilities under the Federal Securities Act of 1933, as amended. The Articles require Spartan to indemnify any director or executive officer who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or executive officer, or is or was serving at the request of Spartan in another capacity, to the fullest extent permitted by law. Spartan may further indemnify any director or executive officer, and may indemnify any person who is not a director or an executive officer, as authorized by any Bylaw, resolution of the Board, or contractual agreement authorized by the Board. Pursuant to this authority, Spartan's Bylaws provide that Spartan will indemnify directors, executive officers, and other officers of Spartan to the extent that an indemnified person is successful on the merits or otherwise in the defense of the action. Spartan will indemnify the indemnified party against actual and reasonable expenses (including attorneys' fees) incurred in connection with the action. Prior to a final determination of a proceeding, Spartan may reimburse an indemnified party for reasonable expenses incurred by the indemnified party, if certain procedures are followed. In addition, upon request, a court may order Spartan to indemnify a director, officer, employee or agent if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the applicable standard of conduct set forth in the Bylaws has been met.

     In addition, the Bylaws permit Spartan to grant other rights to a person seeking indemnification or advancement of expenses. Further, Spartan may purchase and maintain insurance for a director, officer, employee or agent of Spartan against any liability asserted against the individual.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Spartan's directors (except Ms. Johnson and Messrs. Buick, Carton and Meyer) have ownership interests in businesses which are Shareholder-Customers and purchase groceries, perishables, general merchandise, and other products and services from the Company on an ongoing basis. To the extent that the Company engages in transactions and offers services which benefit its Customers, the businesses in which such directors have ownership interests may benefit. Consequently, a director may have a conflict of interest between the best interests of the Company and the business in which the director has an ownership interest.

     For any transaction involving a sale in the ordinary course of business of groceries, perishables, general merchandise, insurance or other products or services of the Company to a Customer of the Company in which the director owns an equity interest or is an officer, director or employee or otherwise has an interest (a "Related Entity"), it is the Company's policy that the sale is deemed fair to the Company, and Board approval is not specifically required, if the sale is made at prices and on terms, including discounts and rebates, no less favorable than those offered generally to Customers who are not affiliated with any director.

     For any other transaction in which a director has an interest (including, without limitation, the Company's leasing, purchasing or selling any property involving any loan or guarantee of an obligation by the Company in a transaction involving a Related Entity), it is the Company's policy and practice that the director shall proceed with the transaction only if the material facts of the transaction and the director's interest in the transaction have been disclosed to the Board, the Board determines that it is fair to the Company, and the transaction is approved by the affirmative vote of a majority of the Board of Directors who have no interest in the transaction. Each such transaction is made on terms no less favorable to the Company than those offered generally to Customers who are not affiliated with any director.

     During fiscal year ended March 29, 1997, in the aggregate, Related Entities paid to the Company approximately $543,405,000 for grocery and related products (21.96 percent of the Company's total net sales for fiscal year 1997). No single Related Entity accounted for more than 4.62 percent of the Company's total net sales in fiscal year 1997. In connection with the purchases of such products, the Company paid to the Related Entities concentration rebates, discounts and allowances on purchases at the same rates and on the same terms as applicable to all Customers. For the name of the entity related to each director, see "Directors and Executive Officers of the Registrant."

     In addition, in the aggregate, Related Entities:

          (a) in the fiscal year ended March 29, 1997, paid to the Company insurance premiums and commissions equal to approximately $4,060,000, or 23 percent of all premiums and commissions paid (no single Related Entity accounted for more than five percent of the total insurance premiums and commissions paid); and

          (b) in the fiscal year ended March 29, 1997, made lease payments to the Company in the amount of approximately
     $2,890,700, or 24 percent of all lease payments made (no single Related Entity accounted for more than 12 percent of lease payments made).

     Management believes all such leases have been made in the ordinary course, based upon fair and reasonable terms and on an arm's-length basis. All such leases are current on all required payments, and none of these leases are delinquent or in default as of March 29, 1997.

     As of the end of fiscal year 1997, no loans were outstanding between the Company and any director, executive officer, or Related Entity. In May 1997, Spartan guaranteed a loan by a Related Entity to purchase new stores in the principal amount of $6,807,000 for a term of 15 years. In the fiscal year ended March 29, 1997, the Company incurred construction costs of approximately $5,800,000 on projects to construct retail stores that have been leased to Related Entities.

            [THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

                          PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Class A Shares as of May 31, 1997, of (i) each of the directors of Spartan, (ii) each of the named executive officers of Spartan, and (iii) all directors and executive officers of Spartan as a group. As of May 31, 1997, no person is known to Spartan to be the beneficial owner of more than five percent of the Class A Shares.

                                        AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP <F1><F2>     PERCENT OF CLASS
------------------------             -----------------------------     ----------------
Donald J. Koop                                  592,890                       4.9%
Parker T. Feldpausch                            508,390                       4.2
Russell H. VanGilder, Jr.                       507,410                       4.2
Glen A. Catt                                    370,470                       3.1
Dan R. Prevo                                    258,820                       2.2
Daniel L. Deering                               250,190                       2.1
Ronald A. DeYoung                               224,130                       1.9
Martin P. Hill                                  222,240                       1.8
Roger L. Boyd                                   169,310                       1.4
Patrick M. Quinn <F3><F4>                        51,630                      <F*>
James B. Meyer <F4>                              23,770                      <F*>
Charles B. Fosnaugh <F4>                         15,940                      <F*>
Dennis J. Otto <F4>                               4,000                      <F*>
David deS. Couch <F4>                             1,390                      <F*>
All Directors and Executive
    Officers as a group <F4>                  3,200,580                     26.56%

_______________________________
<F*> Less than one percent.

<F1> The number of securities underlying options have been adjusted to reflect the effects of the Stock Split.

<F2> Except for Messrs. Quinn and Meyer, the Class A Shares reported as beneficially owned by each director are directly owned by a corporation which is a Spartan retail customer that conducts business with the Company and with whom the director is affiliated. Thus, each such director indirectly owns the Class A Shares through the corporation which he controls either individually or with others. The Class A Shares owned by each such corporation are included in the amount reported for the appropriate director. For the name of each such entity related to each director, see "Election of Directors" above. Messrs. Quinn and Meyer and the named executive officers


                                      -48-

     directly own the Class A Shares reported to be owned by each and hold the sole voting and dispositive power with respect to the shares.

<F3> Mr. Quinn retired from Spartan on July 15, 1997.

<F4> The amount of shares beneficially owned by each executive officer includes shares which may be acquired through the exercise of stock options which are exercisable within 60 days. The number of shares subject to such stock options for each person is shown below. The reported shares include the shares subject to options granted on May 28, 1997.

               Mr. Quinn                                 24,000
               Mr. Meyer                                 14,000
               Mr. Fosnaugh                               9,000
               Mr. Otto                                   3,000
               Mr. Couch                                  1,000
               All executive officers as a group         51,000

                       DESCRIPTION OF CAPITAL STOCK

     As of May 31, 1997, the authorized capital stock of Spartan consisted of 20,000,000 Class A Shares and 5,000,000 shares of Class B Common Stock (each a "Class B Share"). At Spartan's Annual Meeting of Shareholders on July 15, 1997, the shareholders approved an amendment to the Restated Articles to increase the number of authorized Class A Shares from 2,000,000 shares to 20,000,000 shares and the number of authorized Class B Shares from 500,000 shares to 5,000,000 shares. The amendment also decreased the par value per Class A Share from $20 per share to $2 per share. The purpose of this proposed amendment was to provide additional shares for future issuance, including shares issued as a share dividend pursuant to the Stock Split.

     The following description of Spartan's capital stock is qualified by reference to Spartan's Articles and Bylaws, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

     As of May 31, 1997, Spartan had outstanding 12,043,540 Class A Shares, as adjusted for the Stock Split, held by approximately 402 record holders of the Company's Class A shares. As of the date of this Prospectus, Spartan has not issued any Class B Shares. The Board of Directors may at any time, and from time to time, provide for the issuance of Class B Shares in one or more series, each with such a designation and, relative to the Class A Shares and to other series of the Class B Shares, such voting, distribution, dividend liquidation, conversion, participation, redemption and other rights, preferences, limitations and restrictions, if any, as will be stated in the resolution or resolutions providing for the issuance of the Class B Shares. Except as provided in the resolution or resolutions providing for the issuance of shares, all Class B Shares and any series thereof will be identical. Class A Shares, or Class B Shares or any series thereof, may be issued as a share dividend in respect of shares of another class or series as the Board of Directors may determine from time to time, or as otherwise permitted by statute.

VOTING

     Each outstanding Class A Share entitles its holder to one vote. Except as otherwise required by law, or pursuant to the resolution or resolutions providing for the issuance of Class B Shares, Class A Shares and Class B Shares vote together as a single class and, except for the election of directors and certain extraordinary matters, the vote required to approve any corporate action is a majority of the votes cast at a meeting at which a quorum is present. Directors will be elected by a plurality of the votes cast at a meeting at which a quorum is present. Extraordinary matters, such as amendments to the Articles, mergers, share exchanges, sales of assets, and dissolution, must be approved by the holders of a majority of the Class A Shares and all other voting groups entitled to vote thereon.

     The Articles divide the Board of Directors into three classes, each class serving a three-year term, so that each year the terms of approximately one-third of the directors expire and approximately one-third of the directors are elected for a new three-year term.

     Under Michigan law, Class A Shares and Class B Shares will vote as separate voting groups on any amendment to the Articles or any merger or share exchange to which Spartan is a party if the resolution or resolutions providing for the issuance of the Class B Shares provides for such a vote or if the amendment, merger or share exchange (i) would change the aggregate number of authorized shares of the class, (ii) would alter or change the powers, preferences, or special rights of the shares of the class or other classes so as to affect the class adversely, or (iii) in the case of a share exchange, if the class or series thereof is included in the exchange.

     There are no preemptive rights to subscribe to shares of Spartan's capital stock.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The holders of Class A Shares will be entitled to receive, to the extent permitted by law, such dividends and distributions as may be declared from time to time by the Board of Directors, but subject to any preferential, participation and other rights of holders of Class B Shares provided in the resolution or resolutions providing for the issuance of such Class B Shares. Certain loan agreements that Spartan has signed contain covenants which restrict the payment of dividends or other distributions to shareholders in the event of a default of the agreement or in excess of permitted amounts.

     In the event of the voluntary or involuntary liquidation, dissolution or winding up of Spartan, the holders of the Class A Shares will be entitled to receive all of the remaining assets of Spartan ratably in proportion to the number of Class A Shares held by them, but subject to any preferential, participation or other rights of holders of Class B Shares provided in the resolution or resolutions providing for the issuance of Class B Shares.

RESTRICTIONS ON ORIGINAL ISSUE AND TRANSFER; OPTIONS TO PURCHASE

     Prior to June 1990, Spartan's Bylaws permitted Spartan to issue shares of Common Stock only to retail food dealers and to the owner or owners of any type of business in payment of all or part of the purchase price in connection with the acquisition of the business. In June 1990, the shareholders approved an amendment to the Bylaws to authorize Spartan to issue its shares of capital stock only to: (i) Shareholder-Customers;
(ii) Associates; (iii) Qualified Holders; or (iv) Approved Holders. The Board may not revoke the authorization as an Approved Holder of any person who owns any shares of capital stock of Spartan at the time of the attempted revocation. On May 28, 1997, the Board of Directors designated as Approved Holders: (i) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (ii) any member of the Board of Directors of Spartan; or (iii) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate.

     No sale, gift or other transfer by a shareholder of any Class A Shares of Spartan's capital stock, or any transfer of any such Class A Shares by operation of law, will be permitted by, or be effective with respect to, Spartan if the transferee would be at the time of transfer any person other than (i) a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or (ii) an Approved Holder.

     Spartan has the option to purchase any Class A Shares which a shareholder proposes to sell, give or otherwise transfer or which are to be transferred by operation of law. Any shareholder proposing to effect a transfer is required to notify Spartan of the proposed transfer, the proposed terms and conditions thereof and the identity of the person to receive an interest in the Class A Shares. The option is exercisable for

60 days following Spartan's receipt of notice of the transfer. If Spartan does not exercise its option to purchase any of the Class A Shares which are the subject of a proposed transfer, then for a period of 90 days following the expiration of Spartan's option, the transferring shareholder may transfer the Class A Shares to the person or persons identified in the written notice required to be given to Spartan, if: (i) after the transfer, the selling shareholder complies with any applicable Required Investment,
(ii) the transferee agrees in a writing acceptable to Spartan to be bound by the Bylaws, and (iii) the transferee is a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or is an Approved Holder.

     In its discretion, Spartan will have the option at any time to redeem any Class A Shares of its capital stock which are beneficially owned by any person who is not at the time of the redemption: (i) a Shareholder-Customer who continues to purchase from Spartan grocery and related products,
(ii) an Associate who continues to be employed by the Company, (iii) an Approved Holder, or (iv) a Qualified Holder.

REDEMPTION POLICY

     Spartan's policy is to redeem, if possible, upon a shareholder's request, any Class A Shares held by the shareholder on the terms described below. Spartan's policy does not create or evidence any obligation on behalf of Spartan. Moreover, Spartan's Board of Directors, at its sole discretion, may at any time and from time to time revise or terminate the policy based on Spartan's financial condition, general market conditions, any requirement of or limitation imposed by law or any agreement by which Spartan is bound, or for any other reason deemed appropriate by the Board.

PURCHASE PRICE AND TERMS

     The following describes the price and terms that will apply to Spartan's purchase of any Class A Shares pursuant to its options to purchase and redeem the Shares and its redemption policy (subject to revision or termination of the policy) described above:

          (i) If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase for cash at the Trading Value in effect on the date of the purchase, no later than 60 days following the date Spartan elects to purchase the Class A Shares or the date the shareholder requests Spartan to redeem the stock, any Class A Shares beneficially owned by the shareholder in excess of the Required Investment which is applicable to the Shareholder-Customer or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan;

          (ii) If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase the Class A Shares which constitute the Required Investment which is applicable to the Shareholder-Customer, or if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan in the six equal installments described in paragraph (iv) below ("Installments);

          (iii) For any shareholder who at the time of the purchase is not and has not been subject to any Required Investment, the Company will purchase the shareholder's Class A Shares in Installments, unless the shareholder and Spartan agree to other terms;

          (iv) The closing on the first Installment will occur at the date and time as to which Spartan and the selling shareholder mutually agree, but no later than 60 days following the date Spartan exercises its option to purchase the stock from the shareholder or the date the shareholder requests Spartan to redeem the stock. The closing on the second Installment will occur on the anniversary date following the closing of the first Installment. The closing on each subsequent Installment will occur on each corresponding anniversary date thereafter. The price for each Share to be acquired in each Installment will be the Trading Value in effect at the date of the closing on the Installment; and

          (v) For the redemption of a Shareholder-Customer's Required Investment, no later than 30 days after the Shareholder-Customer's request to redeem, the Shareholder-Customer may elect to require Spartan to redeem at the Trading Value in effect at the date of redemption all of the Class A Shares with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment on the following terms. Spartan will pay in cash to the Shareholder-Customer an amount equal to one-sixth of the purchase price for the Class A Shares. In addition, Spartan will execute and deliver to the Shareholder-Customer an unsecured promissory note for the balance of the redemption price. The note will be payable in no more than five equal annual Installments of principal, commencing one year from the date of the note. Interest will accrue thereon at the rate of interest 1 percent below the prime rate from time to time in effect until maturity as announced by Michigan National Bank, or such other lending institution as Spartan may select from time to time, and will be payable quarterly. Spartan may prepay the note at any time, in whole or in part, without penalty.

CERTAIN PROVISIONS OF THE MICHIGAN BUSINESS CORPORATION ACT

     Chapter 7A of the Michigan Business Corporation Act (the "Fair Price Act") establishes supermajority and fair price provisions for certain "business combinations." The provisions of the Fair Price Act apply to any Michigan corporation that: (i) has one hundred or more beneficial owners of its common stock; and (ii) did not have any beneficial owner of 10 percent or more of a class of common stock at the time the Fair Price Act became effective. Spartan satisfies these requirements. Thus, the Fair Price Act applies to Spartan.

     The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who beneficially owns 10 percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to "business combinations" that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the corporation is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (ii) once becoming an interested shareholder, the person does not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends;
(iii) once becoming an interested shareholder, the person does not receive the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the corporation or any of its subsidiaries; and
(iv) there has been at least five years between the date the person became an "interested shareholder" and the date the business combination is consummated.

     The requirements of the Fair Price Act do not apply to "business combinations" with an interested shareholder that the board of directors has approved or exempted, specifically, generally or generally by types, from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

     The Fair Price Act would cease to apply to Spartan if its Articles were amended to elect not to be covered by Chapter 7A. Such an amendment would require the same votes for approval as the Fair Price Act requires for approval of a business combination with an interested shareholder.

     Chapter 7B of the Michigan Business Corporation Act regulates the acquisition of "control shares" of Michigan corporations (the "Control Share Act"). The Control Share Act applies to Michigan corporations having one hundred or more shareholders of record, more than 10 percent of whom are residents of Michigan. Spartan also satisfies these requirements. Thus, the Control Share Act applies to Spartan.

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by a person or entity which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20 percent, 33 1/3 percent, or a majority. Under the Control Share Act, an acquiror may not vote shares acquired in a "control share acquisition" unless a majority of both the corporation's shareholders and the corporation's disinterested shareholders vote to confer voting rights on the "control shares." The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. In some cases, if control shares are accorded full voting rights as prescribed in Chapter 7B, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     By an amendment to its Articles of Incorporation or Bylaws electing not to be covered, either Spartan's Board of Directors or its shareholders could "opt out" of Chapter 7B and cause the Control Share Act to be inapplicable to "control share acquisitions" occurring thereafter, for as long as the amendment continued in effect. The Board currently has no plans to effect such an amendment, nor is it aware of any other plans or proposals to do so.

     The foregoing discussion concerning the provisions of the Michigan Business Corporation Act is qualified in its entirety by reference to such Michigan Business Corporation Act provisions.

OTHER MATTERS

     The Articles authorize Spartan's Board to determine the preferences, limitations, and voting, dividend, distribution, liquidation, conversion, participation, redemption and other rights of any series of Class B Shares before issuance of the shares. The potential to issue shares pursuant to the authorization, together with the restrictions on transfer of the Class A Shares, may discourage or preclude certain transactions, whether or not beneficial to shareholders, and could discourage certain types of tactics that involve an actual or threatened acquisition or change in control of Spartan.

     Spartan has no present intention to issue any of its authorized Class B Shares. However, any issuance of Class B Shares in the future could adversely affect the rights of the holders of Class A Shares.

                           PLAN OF DISTRIBUTION

     Spartan offers the Class A Shares through its own efforts using salaried employees without payment of any commission. The offering price of the Class A Shares is the Trading Value established from time to time by the Board of Directors. At the date of this Prospectus, the Trading Value was $11.30 per Class A Share, as adjusted for the Stock Split. Each new Shareholder-Customer must purchase at least 1000 Class A Shares. See "RISK FACTORS--Value of Class A Shares."

     There is no minimum number of Class A Shares that must be sold to complete this offering. Spartan offers the Class A Shares on a "best efforts," continuous basis to Shareholder-Customers, persons who apply to become Customers of Spartan, Associates of Spartan, Approved Holders, and Qualified Holders. Thus, Spartan will not place any offering proceeds received in any escrow, trust or other arrangement pending the receipt of a minimum amount of proceeds. There is no assurance that all Class A Shares will be sold.

                               LEGAL MATTERS

     The validity of the Class A Shares offered hereby is being passed upon for Spartan by Warner Norcross & Judd LLP, 900 Old Kent Building, 111 Lyon Street, N.W., Grand Rapids, Michigan 49503-2489. Alex J. DeYonker, General Counsel and Assistant Secretary of the Company, is a partner of Warner Norcross & Judd LLP.

                                  EXPERTS

     The Consolidated Financial Statements of the Company as of March 29, 1997 and March 30, 1996, and for each of the three years in the period ended March 29, 1997, included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF SPARTAN

Independent Auditors' Report . . . . . . . . . . . . . . . . . .       F-1

Consolidated Balance Sheets as of March 29, 1997 and March 30,
  1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       F-2

Consolidated Statements of Operations for each of the three
  years in the period ended March 29, 1997 . . . . . . . . . . .       F-4

Consolidated Statements of Shareholders' Equity for each of
  the three years in the period ended March 29, 1997 . . . . . .       F-5

Consolidated Statements of Cash Flows for each of the three
  years in the period ended March 29, 1997 . . . . . . . . . . .       F-6

Notes to Consolidated Financial Statements . . . . . . . . . . .       F-7

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries as of March 29, 1997 and March 30, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Spartan Stores, Inc. and subsidiaries as of March 29, 1997, and March 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.

/s/
Grand Rapids, Michigan
June 9, 1997
(July ___, 1997 as to the first paragraph in the Shareholders' Equity note)


                         ------------------------

The accompanying consolidated financial statements reflect the ten-for-one split of Class A common stock, which is to be effected on or about July 15, 1997. The above report is in the form which will be signed by Deloitte & Touche LLP upon consummation of such stock split, which is described in the first paragraph of the Shareholders' Equity note in the Notes to Consolidated Financial Statements, and assuming that, from June 9, 1997 to the date of such split, no other events shall have occurred, other than those described in the Shareholders' Equity note to the Consolidated Financial Statements, that would affect the accompanying consolidated financial statements and notes thereto.

                        CONSOLIDATED BALANCE SHEETS

                   SPARTAN STORES, INC. AND SUBSIDIARIES

                                                          MARCH 29,           MARCH 30,
ASSETS                                                      1997                1996
------                                                  ------------        ------------
CURRENT ASSETS
  Cash and cash equivalents                             $ 34,198,752        $ 39,796,018
  Marketable securities                                   17,605,880          16,051,608
  Accounts receivable                                     67,045,013          68,444,576
  Refundable taxes on income                               6,026,221          10,173,305
  Inventories                                             85,209,192          78,659,807
  Prepaid expenses                                         7,867,173           4,072,104
  Deferred taxes on income                                 5,751,000           7,579,000
                                                        ------------        ------------

  TOTAL CURRENT ASSETS                                   223,703,231         224,776,418

OTHER ASSETS
  Notes receivable                                         6,353,405           8,073,203
  Other                                                      564,945           1,885,868
                                                        ------------        ------------

  TOTAL OTHER ASSETS                                       6,918,350           9,959,071

PROPERTY AND EQUIPMENT
  Land and improvements                                   36,391,244          31,644,867
  Buildings                                              138,569,686         124,817,021
  Equipment                                              134,035,643         123,073,105
                                                        ------------        ------------

  TOTAL PROPERTY AND EQUIPMENT                           308,996,573         279,534,993

  Less accumulated depreciation and amortization         135,988,572         126,819,069
                                                        ------------        ------------

  NET PROPERTY AND EQUIPMENT                             173,008,001         152,715,924
                                                        ------------        ------------

TOTAL ASSETS                                            $403,629,582        $387,451,413
                                                        ============        ============

See notes to consolidated financial statements.

                  CONSOLIDATED BALANCE SHEETS (continued)

                   SPARTAN STORES, INC. AND SUBSIDIARIES

                                                          MARCH 29,           MARCH 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                        1997                1996
------------------------------------                    ------------        ------------
CURRENT LIABILITIES
  Notes payable                                         $ 33,500,000        $ 15,000,000
  Accounts payable                                        78,130,484          84,868,588
  Rebates due to customers                                 2,581,674           1,365,774
  Accrued payroll and benefits                            11,815,711          10,677,621
  Insurance reserves                                      17,172,342          18,484,660
  Other accrued expenses                                  12,637,721          16,834,621
  Current maturities of long-term debt                     6,598,927           7,678,972
  Current obligations under capital leases                   593,078             582,135
                                                        ------------        ------------

  TOTAL CURRENT LIABILITIES                              163,029,937         155,492,371

DEFERRED GAIN ON SALE OF REAL PROPERTY                       213,198             298,477

DEFERRED TAXES ON INCOME                                   2,807,000             600,000

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                4,545,483           4,101,483

LONG-TERM DEBT                                           124,010,394         122,013,296

LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES                 1,765,996           2,359,075

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Class A common stock, voting, par value $2
    a share; authorized 20,000,000 shares;
    outstanding 12,032,850 and 12,460,480                 24,065,700          24,920,960
  Additional paid-in capital                              18,406,969          19,622,472
  Retained earnings                                       64,784,905          58,043,279
                                                        ------------        ------------

  TOTAL SHAREHOLDERS' EQUITY                             107,257,574         102,586,711

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $403,629,582        $387,451,413
                                                        ============        ============

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                   SPARTAN STORES, INC. AND SUBSIDIARIES

                                                                   YEAR ENDED
                                           ----------------------------------------------------------
                                              MARCH 29,             MARCH 30,             MARCH 25,
                                                1997                  1996                  1995
                                           --------------        --------------        --------------
NET SALES                                  $2,475,025,242        $2,554,687,929        $2,526,128,380

LESS VOLUME INCENTIVE REBATES                                        15,576,939            17,583,927
                                           --------------        --------------        --------------

                                            2,475,025,242         2,539,110,990         2,508,544,453

COSTS AND EXPENSES
  Cost of sales                             2,238,364,428         2,295,129,609         2,265,803,791
  Operating and administrative                218,124,494           223,817,233           224,738,044
  Restructuring, reorganization and
    other charges                                                    46,439,743
  Interest expense                              8,466,452             9,600,177             8,729,708
  Interest income                              (3,609,410)           (4,111,032)           (3,382,303)
  (Gain) loss on sale of
    property and equipment                     (1,704,447)              402,855            (1,442,688)
                                           --------------        --------------        --------------

TOTAL COSTS AND EXPENSES                    2,459,641,517         2,571,278,585         2,494,446,552
                                           --------------        --------------        --------------

EARNINGS (LOSS) BEFORE INCOME
  TAXES (BENEFIT)                              15,383,725           (32,167,595)           14,097,901

INCOME TAXES (BENEFIT)                          5,681,000           (10,500,000)            5,068,000
                                           --------------        --------------        --------------

NET EARNINGS (LOSS)                        $    9,702,725        $  (21,667,595)       $    9,029,901
                                           ==============        ==============        ==============

NET EARNINGS (LOSS) PER CLASS A
  SHARE                                    $          .80        $        (1.74)       $          .74
                                           ==============        ==============        ==============

See notes to consolidated financial statements.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   SPARTAN STORES, INC. AND SUBSIDIARIES
                                                              CLASS A          ADDITIONAL          RETAINED
                                                            COMMON STOCK     PAID-IN CAPITAL       EARNINGS
                                                            ------------     ---------------       --------
Balance                   March 27, 1994                    $24,185,800        $12,329,472        $76,660,900

Class A common
  stock transactions      587,030 shares purchased           (1,174,060)        (2,414,428)        (1,839,471)

                          1,038,620 shares issued             2,077,240          7,557,966

Net earnings                                                                                        9,029,901

Cash dividends            $.05 per share                                                             (612,588)
--------------------------------------------------------------------------------------------------------------

Balance                   March 25, 1995                     25,088,980         17,473,010         83,238,742

Class A common
  stock transactions      760,460 shares purchased           (1,520,920)        (3,165,335)        (2,904,751)

                          676,450 shares issued               1,352,900          5,314,797

Net loss                                                                                          (21,667,595)

Cash dividends            $.05 per share                                                             (623,117)
--------------------------------------------------------------------------------------------------------------

Balance                   March 30, 1996                     24,920,960         19,622,472         58,043,279

Class A common
  stock transactions      801,410 shares purchased           (1,602,820)        (4,367,053)        (2,355,162)

                          373,780 shares issued                 747,560          3,151,550

Net earnings                                                                                        9,702,725

Cash dividends            $.05 per share                                                             (605,937)
--------------------------------------------------------------------------------------------------------------

Balance                   March 29, 1997                    $24,065,700        $18,406,969        $64,784,905

See notes to consolidated financial statements.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                   SPARTAN STORES, INC. AND SUBSIDIARIES
                                                                                 YEAR ENDED
                                                            ----------------------------------------------------
                                                              MARCH 29,           MARCH 30,           MARCH 25,
                                                                1997                1996                1995
                                                            ------------        ------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings (loss)                                       $  9,702,725        $(21,667,595)       $  9,029,901
  Adjustments to reconcile net earnings
    (loss) to net cash provided by (used in)
    operating activities:
    Depreciation and amortization                             20,175,210          19,224,433          17,834,432
    Rebates paid in common stock                                                   4,000,121           8,082,258
    Restructuring, reorganization and other charges                               41,344,222
    Postretirement benefits other than pensions                  444,000             107,306             116,399
    Deferred taxes on income                                   4,035,000           1,194,000          (2,386,000)
    (Gain) loss on sale of property and equipment             (1,704,447)            402,855          (1,442,688)
    Change in assets and liabilities:
       Marketable securities                                  (1,554,272)         (2,806,890)            (45,673)
       Accounts receivable                                     1,399,563           6,358,071          (8,577,068)
       Refundable taxes on income                              4,147,084         (10,173,305)
       Inventories                                            (6,549,385)         10,330,922          25,518,707
       Prepaid expenses                                       (3,795,069)             99,410           2,018,224
       Accounts payable                                       (6,738,104)         (6,146,663)            660,355
       Rebates due to customers                                1,215,900            (570,867)           (163,320)
       Accrued payroll and benefits                            1,138,090             183,184             641,975
       Insurance reserves                                     (1,312,318)           (635,043)          2,029,250
       Other accrued expenses                                 (4,196,900)          1,633,999           4,989,285
                                                            ------------        ------------        ------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                     16,407,077          42,878,160          58,306,037
                                                            ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                        (46,237,512)        (42,261,541)        (31,225,239)
  Additions to software engineering in progress                                   (5,707,083)        (24,061,316)
  Proceeds from the sale of property and
    equipment                                                  7,805,730           2,083,122           2,566,750
  Other                                                        2,624,384          (3,610,725)          1,100,335
                                                            ------------        ------------        ------------

NET CASH USED IN INVESTING ACTIVITIES                        (35,807,398)        (49,496,227)        (51,619,470)
                                                            ------------        ------------        ------------


                                     F-6

CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in notes payable                                    18,500,000          10,056,580         (47,988,222)
  Proceeds from long-term borrowings                          37,274,127          34,871,387          56,058,357
  Repayment of long-term debt                                (36,357,074)        (17,587,293)        (15,537,981)
  Reduction of obligations under capital leases                 (582,136)           (541,235)           (489,950)
  Proceeds from sale of common stock                           3,899,110           2,667,576           1,552,948
  Common stock purchased                                      (8,325,035)         (7,591,006)         (5,427,959)
  Dividends paid                                                (605,937)           (623,117)           (612,588)
                                                            ------------        ------------        ------------

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                        13,803,055          21,252,892         (12,445,395)
                                                            ------------        ------------        ------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                 (5,597,266)         14,634,825          (5,758,828)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                                        39,796,018          25,161,193          30,920,021
                                                            ------------        ------------        ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                    $ 34,198,752        $ 39,796,018        $ 25,161,193
                                                            ============        ============        ============

See notes to consolidated financial statements.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OWNERSHIP

The Company's common stock is substantially owned by its customers and a majority of the Company's sales are to its shareholder-customers. A description of the Company's transactions with its customers is included in the Business Segment Information note to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany profits, transactions and balances have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

FISCAL YEAR

The fiscal year of the Company ends on the last Saturday of March. The fiscal years ended March 29, 1997 and March 25, 1995 were comprised of fifty-two weeks. The fiscal year ended March 30, 1996 was comprised of fifty-three weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined by the Company and are disclosed in the marketable securities, notes receivable and long-term debt notes.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments with an original maturity of three months or less at the date of purchase.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



ACCOUNTS RECEIVABLE

Accounts receivable include the current portion of notes receivable of $3,772,303 in 1997 and $3,957,755 in 1996 and are shown net of allowances for credit losses of $3,160,000 in 1997 and $2,635,000 in 1996.

INVENTORIES

Inventories are stated at the lower of cost or market using the LIFO (last-in, first-out) method. If replacement cost had been used, inventories would have been $45,000,000 and $43,500,000 higher at March 29, 1997 and March 30, 1996, respectively. During 1997, 1996 and 1995, certain inventory quantities were reduced. These reductions resulted in liquidations of LIFO inventory carried at lower costs prevailing in prior years as compared with the costs of purchases in these years, the effect of which increased income before taxes in 1997 and 1995 by $441,000 and $1,932,000, respectively and decreased the loss before tax benefit in 1996 by $480,000.

RECOGNITION OF LOAN IMPAIRMENT

The Company records allowances for loan impairment when it is determined that the Company will be unable to collect all amounts due according to the terms of the underlying agreement. Interest income on impaired loans is recognized only when interest payments are received.

LONG-LIVED ASSETS

The carrying values of long-lived assets are analyzed using undiscounted future cash flows of the assets. Any adjustment to its carrying value is recognized on a current basis.

INTANGIBLE ASSETS

Goodwill consists of amounts paid in excess of the fair value of acquired net assets and is being amortized over ten years on a straight-line basis and is shown net of accumulated amortization of $3,149,121 and $4,233,507 as of March 29, 1997 and March 30, 1996, respectively. Amortization of goodwill amounted to $1,051,984, $960,827 and $1,175,977 in 1997, 1996 and
1995, respectively. In 1996, the Company recognized an impairment of approximately $3,160,000 as part of the restructuring, reorganization and other charges.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line and declining balance methods as follows:

             Land improvements                       15 to 40 years
             Buildings and improvements              15 to 40 years
             Machinery and equipment                  5 to 20 years
             Furniture and fixtures                   3 to 10 years

Capital leases are initially stated at the present value of future lease payments and are amortized using the straight-line and declining balance methods over the related lease terms.

Software engineering costs are capitalized, and amortization over a five year period commences as each system is implemented.

ACCOUNTS PAYABLE

Accounts payable include $15,522,845 and $19,130,454 at March 29, 1997 and March 30, 1996, respectively, of checks which have been issued and have not cleared the Company's controlled disbursing bank accounts.

INSURANCE RESERVES

Insurance reserves represent a provision for reported losses and incurred but not reported losses. Losses are recorded when reported and consist of individual case basis estimates. Incurred but not reported losses are estimated based on available historical information.

DEFERRED GAIN

Gain on sale and leaseback of certain real property has been deferred and is being amortized as a reduction of rent expense over the life of the lease.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



TAXES ON INCOME

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

EARNINGS PER SHARE

Net earnings per Class A share are computed by dividing net earnings by the weighted average number of common shares outstanding. The weighted average shares used in the computations were 12,136,710, 12,438,660 and 12,208,470 for 1997, 1996 and 1995, respectively.

STOCK-BASED COMPENSATION

Effective March 31, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and as permitted by the standard, will continue to apply the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25 to its stock-based compensation. The Company has determined that stock-based compensation expense calculated under SFAS No. 123 is not significant in relation to reported net income and earnings per share.

RECLASSIFICATIONS

Certain reclassifications relating to service revenues and pass-through billings have been made to prior years' financial statements to conform to the 1997 presentation. Previously, service revenues were netted against the related costs and pass-through billings were recorded as sales and cost of sales. The effect of the reclassifications was to increase net sales in 1996 and 1995 by $18,100,000 and $13,700,000, respectively, decrease cost of sales in 1996 and 1995 by $26,500,000 and $24,300,000, respectively and increase operating and administrative expenses in 1996 and 1995 by $44,600,000 and $38,000,000, respectively. These reclassifications did not affect net earnings (loss) as previously reported.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



RESTRUCTURING, REORGANIZATION AND OTHER CHARGES

During the fiscal year ended March 30, 1996, the Company incurred restructuring, reorganization and other charges amounting to approximately $46,400,000 relating to the Distribution segment. The aggregate charge includes $35,400,000 which represents certain costs which were incurred as part of the Company's program to design and implement its business automation and support environment (BASE). The Company decided to terminate certain projects and wrote off costs incurred as there was no estimated future benefit. In addition, certain other costs associated with the continuing projects were also written off if they were deemed to be of no value to the continuing project.

To improve the effectiveness and efficiency of its distribution systems, various distribution facilities were closed in 1996. Restructuring, reorganization and other charges included $7,500,000 in 1996 for costs associated with the closing of these facilities. As of March 30, 1996, other accrued expenses included $2,600,000 related to the aforementioned costs. Amounts paid in 1997 did not materially differ from the amounts accrued in 1996.

The Company also provided $3,500,000 for the impairment of long-lived assets, inasmuch as the projected future undiscounted cash flows were not sufficient to recover their carrying value.

MARKETABLE SECURITIES

The amortized cost and estimated fair values of marketable securities available-for-sale as of March 29, 1997 and March 30, 1996 are shown below. Unrealized gains and losses as of March 29, 1997 and March 30, 1996 were not material.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



                                                                    1997
                                                        ------------------------------
                                                                            ESTIMATED
                                                         AMORTIZED            FAIR
                                                           COST               VALUE
                                                        -----------        -----------
Securities available-for-sale:
     U.S. Treasury securities and obligations
       of U.S. government corporations and
       agencies                                         $ 4,057,217        $ 3,840,157
     Debt securities issued by foreign
       governments, corporations and
       agencies                                          13,652,619         13,765,723
                                                        -----------        -----------

                                                        $17,709,836        $17,605,880
                                                        ===========        ===========

                                                                    1996
                                                        ------------------------------
                                                                            ESTIMATED
                                                         AMORTIZED            FAIR
                                                           COST               VALUE
                                                        -----------        -----------
Securities available-for-sale:
     U.S. Treasury securities and obligations
       of U.S. government corporations
       and agencies                                     $ 5,644,368        $ 5,530,289
     Debt securities issued by
       foreign governments                                2,739,869          2,753,933
     Corporate debt securities                            7,745,748          7,767,386
                                                        -----------        -----------

                                                        $16,129,985        $16,051,608
                                                        ===========        ===========

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



The amortized cost and estimated fair values of investments as of March 29, 1997, by contractual maturity, are shown below:

                                                                       ESTIMATED
                                                  AMORTIZED              FAIR
                                                    COST                 VALUE
                                                 -----------          -----------
Due in one year or less                          $ 4,655,219          $ 4,841,173
Due after one year
 through five years                                8,032,059            7,984,405
Due after five years
  through ten years                                5,022,558            4,780,302
                                                 -----------          -----------

                                                 $17,709,836          $17,605,880
                                                 ===========          ===========

NOTES RECEIVABLE

Notes receivable relate to loans to shareholder-customers used to develop new stores or expand or remodel existing stores. Loans are collateralized by the inventory, facilities or equipment financed and in some instances by the Company's Class A Shares held by the shareholder-customer. Loans are made on a floating rate basis, based on the prime rate. Most loans carry interest rates from prime plus one-half percent to prime plus three percent. Maturity dates range to 2004 at March 29, 1997. Impaired notes total approximately $2,400,000, including the current portion. The allowance for credit losses on accounts receivable at March 29, 1997 includes $1,600,000 relating to impaired notes. The estimated fair market value of notes receivable approximates the net carrying value at March 29, 1997 and March 30, 1996.

NOTES PAYABLE AND LONG-TERM DEBT

The Company has an unsecured $140 million credit agreement. This agreement is segregated into a short-term $60 million line of credit, a long-term $60 million revolving loan and a long-term $20 million single facility loan. Notes payable included in current liabilities represent borrowings under

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



the short-term line of credit. The line of credit agreement requires the payment of interest at a negotiated rate at the date of the borrowing. The weighted average rates for 1997 and 1996 were 6.04%, and 6.48%, respectively. The unused portion of the available lines of credit aggregates $21,421,162 at March 29, 1997.

Long-term debt consists of the following:

                                                          MARCH 29,             MARCH 30,
                                                            1997                  1996
                                                        ------------          ------------
9.3% Senior notes, unsecured, due
 December, 2004, annual principal
 payments of $2,000,000 due
 December 1                                             $ 16,000,000          $ 18,000,000

9.11% Senior notes, unsecured, due
 December, 1999, annual principal
 payments of $1,500,000 due
 December 1                                                4,500,000             6,000,000

7.27% Senior notes, unsecured, due
 February, 2003, annual principal
 payments of $2,000,000 due
 February 1                                               12,000,000            14,000,000

Bank credit agreement, unsecured, interest
 rate negotiated daily, monthly and
 quarterly.  Due December 23, 1997
 and December 23, 1999                                    79,000,000

Line of credit, unsecured, interest rate
 negotiated daily, 6.75% at March 30, 1996                                      31,150,000

Line of credit, unsecured, interest rate
 negotiated monthly, 6.36% at March 30, 1996                                    42,330,000

Variable Rate Promissory Notes, unsecured,
 due March 31, 1997, interest payable
 quarterly at 1% below the prime rate                     12,599,410            11,314,554

                                     F-15

Other                                                      6,509,911             6,897,714
                                                        ------------          ------------
                                                         130,609,321           129,692,268
Less current portion                                       6,598,927             7,678,972
                                                        ------------          ------------

Total long-term debt                                    $124,010,394          $122,013,296
                                                        ============          ============

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



At March 29, 1997, long-term debt is due as follows:

              YEAR ENDING MARCH,
              ------------------
                    1998                 $  6,598,927
                    1999                   17,888,832
                    2000                   84,706,586
                    2001                    4,306,042
                    2002                    4,337,277
                    Later                  12,771,657
                                         ------------
                                         $130,609,321
                                         ============

Certain loan agreements contain covenants which include restrictions on additional indebtedness, payment of cash dividends (restricted to an additional $12,170,863 at March 29, 1997) and payment of cash rebates.

The Variable Rate Promissory Notes are issued under a note offering which permits the Company to sell notes with a total principal amount of $100,000,000. The notes are offered in minimum denominations of $1,000 and may be issued by the Company at any time. Issues will be redeemed on March 31 of every other calendar year after March 31, 1993. As of March 29, 1997, the Company may still issue $56,667,644 of the notes.

At March 29, 1997 and March 30, 1996 the estimated fair value of the Company's long-term debt (including current maturities) exceeded the carrying value by approximately $860,000 and $1,891,000, respectively. The estimated fair value was based on anticipated rates available to the Company for debt with similar terms and maturities. The estimated fair market value of notes payable included in current liabilities as of March 29, 1997 and March 30, 1996 approximated the carrying value.

COMMITMENTS AND CONTINGENCIES

The Company has guaranteed payment of indebtedness to financial institutions aggregating $12.7 million at March 29, 1997 on behalf of certain customers.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



On August 21, 1996, the Attorney General for the State of Michigan filed an action in Michigan circuit court against the leading cigarette manufacturers operating in the United States, twelve wholesalers and distributors of tobacco products in Michigan (including three Company subsidiaries) and others seeking certain injunctive relief, the reimbursement of $4 billion in Medicaid and other expenditures incurred or to be incurred by the State of Michigan to treat diseases allegedly caused by cigarette smoking and punitive damages of $10 billion. Subsequent to the end of fiscal year 1997, two separate actions have been filed in the state courts in Tennessee on behalf of the individual plaintiffs and a class action in one case and on behalf of the State of Tennessee and its taxpayers in the other case, against the leading cigarette manufacturers operating in the United States and certain wholesalers and distributors, including a subsidiary of the Company. In these separate cases, the plaintiffs are seeking compensatory, punitive and other damages, reimbursement of medical and other expenditures and equitable relief. The Company believes that its subsidiaries have valid defenses to these legal actions. These actions will be vigorously defended. One of the cigarette manufacturers named as a defendant in each action has agreed to indemnify the Company's subsidiaries from damages arising out of these actions. Management believes that the ultimate outcome of these actions should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against the Company. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of the Company.

LEASES

The Company and certain subsidiaries lease equipment and warehouse and store facilities. Many of these leases include renewal options. The following represents property which is leased under capital leases and included in property and equipment:

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



                                               MARCH 29,           MARCH 30,
                                                 1997                1996
                                              ----------          ----------
     Buildings                                $7,300,000          $7,300,000
     Less accumulated amortization             6,268,838           5,974,220
                                              ----------          ----------

     Net buildings                            $1,031,162          $1,325,780
                                              ==========          ==========

Amortization of property under capital leases was $294,618, in 1997, 1996 and 1995.

Future minimum obligations under capital leases in effect at March 29, 1997 are as follows:

                                                                  USED IN
     YEAR ENDING MARCH,                                          OPERATIONS
     ------------------                                          ----------
          1998                                                   $  793,872
          1999                                                      793,872
          2000                                                      793,872
          2001                                                      396,936
                                                                 ----------

     Total future minimum obligations                             2,778,552
     Less interest                                                  419,478
                                                                 ----------

     Present value of net future minimum obligations              2,359,074
     Less current portion                                           593,078
                                                                 ----------

     Long-term obligations                                       $1,765,996
                                                                 ==========

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



Future minimum obligations under operating leases in effect at March 29, 1997 are as follows:

  YEAR ENDING                   USED IN         SUBLEASED
     MARCH,                    OPERATIONS       TO OTHERS           TOTAL
  -----------                  ----------      -----------      -----------
      1998                     $2,699,598      $ 2,412,863      $ 5,112,461
      1999                      1,855,330        2,260,432        4,115,762
      2000                      1,041,155        2,260,432        3,301,587
      2001                        332,570        2,198,752        2,531,322
      2002                        165,066        2,122,462        2,287,528
      Later                        59,566       14,465,733       14,525,299
                               ----------      -----------      -----------

Total future minimum
    obligations                $6,153,285      $25,720,674      $31,873,959
                               ==========      ===========      ===========

Rental expense under those leases which are classified as operating leases amounted to $9,690,000, $11,030,000 and $12,500,000 in 1997, 1996 and 1995,
respectively.

One of the Company's subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. Substantially all of the leases provide for minimum and contingent rentals.

Owned assets, included in property and equipment, which are leased to others are as follows:

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



                                             MARCH 29,           MARCH 30,
                                               1997                1996
                                            -----------         -----------
     Land and improvements                  $18,618,760         $10,839,355
     Buildings                               57,836,784          44,965,508
                                            -----------         -----------

                                             76,455,544          55,804,863

     Less accumulated depreciation           16,100,102          14,599,605
                                            -----------         -----------

     Net land and buildings                 $60,355,442         $41,205,258
                                            ===========         ===========

Future minimum receivables under operating leases in effect at March 29, 1997 are as follows:

    YEAR ENDING                      OWNED              LEASED
      MARCH,                        PROPERTY           PROPERTY              TOTAL
    -----------                   ------------        -----------        ------------
      1998                        $  9,513,859        $ 2,513,950        $ 12,027,809
      1999                           9,088,951          2,372,519          11,461,470
      2000                           8,623,106          2,372,520          10,995,626
      2001                           8,276,477          2,305,868          10,582,345
      2002                           8,044,037          2,226,747          10,270,784
      Later                         83,420,522         15,224,948          98,645,470
                                  ------------        -----------        ------------

Total future minimum
    receivables                   $126,966,952        $27,016,552        $153,983,504
                                  ============        ===========        ============

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



ASSOCIATE RETIREMENT PLANS

The Company's retirement programs include pension plans providing non-contributory benefits and contributory benefits. Substantially all of the Company's associates not covered by collective bargaining agreements are covered by either a non-contributory defined benefit pension plan (Company
Plan), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

The benefits in the Company Plan are based on years of service and the associate's compensation. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act (ERISA), except that prior years' contributions in excess of the minimum are being amortized over the period ending March 31, 2016. Plan assets consist principally of common stocks and U.S. Government and corporate obligations.

The following information sets forth the Company's defined benefit pension plans' significant actuarial assumptions:

                                                       1997         1996         1995
                                                       ----         ----         ----
Weighted average discount rate                         7.50%        7.00%        8.25%
Rate of increase in future compensation levels         4.75%        4.75%        4.75%
Long-term rate of return on assets                     9.00%        8.75%        8.75%

The following table sets forth the Company's defined benefit pension plans' funded status and the amounts recognized in the Company's financial statements:

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



                                                         MARCH 29,           MARCH 30,
                                                           1997                1996
                                                       ------------        ------------
Date of actuarial valuation                              MARCH 31,           MARCH 31,
Actuarial present value of accumulated                     1996                1995
                                                       ------------        ------------
     benefit obligations:
    Vested                                             $ 30,832,302        $ 29,499,199
    Total                                              $ 32,077,675        $ 30,584,584
                                                       ------------        ------------

Projected benefit obligation                           $(44,707,977)       $(44,705,246)
Plan assets at fair value                                38,952,059          34,523,724
                                                       ------------        ------------

Projected benefit obligation in excess of
 plan assets                                            (5,755,918)         (10,181,522)
Unrecognized net loss                                     1,324,133           6,109,105
Unrecognized prior service cost                           1,954,044           2,082,064
Initial net credit at April 1, 1987 being
 amortized over 19 years                                     47,670              52,967
                                                       ------------        ------------

Pension liability                                      $ (2,430,071)       $ (1,937,386)
                                                       ============        ============

Net pension expense included the following components:

                                                1997              1996              1995
                                            -----------       -----------       -----------
Service cost                                $ 2,214,766       $ 1,644,379       $ 1,691,521
Interest cost                                 3,121,058         2,747,457         2,315,919
Actual return on plan assets                 (3,579,463)       (5,583,071)       (1,371,039)
Net amortization and deferral                 1,011,568         3,132,667          (944,343)
                                            -----------       -----------       -----------

Net pension expense                         $ 2,767,929       $ 1,941,432       $ 1,692,058
                                            ===========       ===========       ===========

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



Matching contributions made by the Company to salary reduction defined contribution pension plans aggregated $1,371,000, $1,188,000 and $999,000 in 1997, 1996 and 1995, respectively.

In addition to the plans described above, the Company participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans aggregated approximately $4,740,000 in 1997, $5,025,000 in 1996 and $4,960,000 in 1995.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of the Company's position are not available with respect to the multi-employer plans.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Spartan Stores, Inc. and certain subsidiaries provide health care benefits to retired associates who have at least ten years of service and have attained age fifty-five, and who are not covered by collective bargaining arrangements during their employment (covered associates). Qualified covered associates retiring prior to April 1, 1992, receive major medical insurance with deductible and coinsurance provisions until age sixty-five and medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992, are eligible for monthly postretirement health care benefits of five dollars multiplied by the associate's years of service.

The Company accrues the estimated cost of retiree benefit payments, other than pensions, during the employee's active service period.

The accumulated postretirement benefit obligation is as follows:

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



                                                        MARCH 29,        MARCH 30,
                                                          1997             1996
                                                       ----------       ----------
Retired participants                                   $2,215,302       $2,040,223
Other fully eligible participants                         994,641          957,108
Other active participants                               2,585,826        2,551,608
                                                       ----------       ----------

Accumulated postretirement benefit
    obligation                                          5,795,769        5,548,939
Unrecognized loss                                       1,250,286        1,447,456
                                                       ----------       ----------

Postretirement benefit liability                       $4,545,483       $4,101,483
                                                       ==========       ==========

Postretirement health care expense consisted of the following components:

                                                                      1997             1996
                                                                    --------         --------
Service cost-benefits earned during the period                      $294,630         $200,740
Interest cost on the accumulated postretirement
    benefit obligation                                               393,971          363,877
Net amortization and deferral                                         50,532            5,883
                                                                    --------         --------

Periodic postretirement benefit cost                                $739,133         $570,500
                                                                    ========         ========

The Company continues to fund these benefits as incurred. Payment of these benefits was $295,133, $463,194 and $277,725 in 1997, 1996 and 1995,
respectively.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5% for the fiscal year ended March 29, 1997 and remains at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 5.2% and the periodic postretirement benefit cost by 6.4%.

The assumed discount rate used in determining the postretirement benefit obligation was 7.5% and 7.0% in 1997 and 1996, respectively.

TAXES ON INCOME

The income tax provision (benefit) is summarized as follows:

                                         MARCH 29,        MARCH 30,          MARCH 25,
                                           1997             1996               1995
                                        ----------      ------------       -----------
Currently payable (refundable)          $1,646,000      $(11,694,000)      $ 7,454,000
Net deferred                             4,035,000         1,194,000        (2,386,000)
                                        ----------      ------------       -----------

                                        $5,681,000      $(10,500,000)      $ 5,068,000
                                        ==========      ============       ===========

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                 1997       1996       1995
                                                 ----       ----       ----
Statutory income tax rate                        35.0%     (34.0%)     34.0%
Amortization of goodwill                          2.4        4.5        2.8
Research and development credit                             (2.5)
Other                                             (.5)       (.6)       (.9)
                                                 ----      -----       ----

Effective income tax rate                        36.9%     (32.6%)     35.9%
                                                 ====      =====       ====

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



Deferred tax assets and liabilities resulting from temporary differences and carry forwards as of March 29, 1997 and March 30, 1996 are as follows:

                                                      1997             1996
                                                  -----------      -----------
Deferred tax assets:
 Employee benefits                                $ 5,159,341      $ 5,288,359
 Depreciation                                       2,618,504        1,751,715
 Inventory                                          1,485,413        1,065,745
 Accounts receivable                                  962,500          918,750
 Lease transactions                                   637,000          754,538
 Insurance reserves                                   787,266          576,853
 Research & development credit                                         642,567
 All other                                          1,108,098        2,060,939
                                                  -----------      -----------
      Subtotal                                     12,758,122       13,059,466
 Valuation allowance                                                  (269,043)
                                                  -----------      -----------

Total deferred tax assets                          12,758,122       12,790,423
                                                  -----------      -----------
Deferred tax liabilities:
 Depreciation                                       8,217,630        4,130,109
 Inventory                                            415,577          206,959
 All other                                          1,180,915        1,474,355
                                                  -----------      -----------

Total deferred tax liabilities                      9,814,122        5,811,423
                                                  -----------      -----------

Net deferred tax asset                            $ 2,944,000      $ 6,979,000
                                                  ===========      ===========

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



SUPPLEMENTAL CASH FLOW INFORMATION

Payments for interest and income taxes were as follows:

                                           1997               1996              1995
                                        ----------        -----------        ----------
     Interest                           $8,916,115        $10,085,527        $8,812,658
     Income taxes                        2,185,507          4,755,049         6,108,123

SHAREHOLDERS' EQUITY

On May 28, 1997, the Board of Directors approved an amendment to the Articles of Incorporation to increase the authorized capital stock to 20,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock and authorized a ten-for-one stock split for shareholders of record on May 31, 1997. The stock split was subject to approval of the amendment by the Company's shareholders. The amendment was approved by the shareholders on July 15, 1997. Accordingly, share and per share amounts have been restated throughout the consolidated financial statements.

The Company's Articles of Incorporation provide that the Board of Directors may at any time, and from time to time, provide for the issuance of up to 5,000,000 shares of Class B common stock in one or more series, each with such designations, and, relative to the Class A common stock and to other series of Class B common stock, such voting, distribution, dividend and other rights and restrictions as shall be stated in the resolution(s) providing for the issuance thereof. At March 29, 1997, there were no Class B shares outstanding.

Under the Company's Bylaws the Board of Directors establishes the price at which the Company issues and purchases its Class A common stock (the "Trading Value").

The Company's shareholder-customers are required to own Class A common stock of the Company in an amount relative to their purchases up to a maximum of $125,000 of common stock per store. Spartan Stores, Inc. sells its common stock to new customers and also issues common stock in partial

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



payment of volume incentive rebates. As of February 4, 1996, the Company discontinued payment of volume incentive rebates. The current Company policy is to redeem, at the request of the shareholder, stock held in excess of the required investment. This policy does not create or evidence any obligation on the Company's behalf and the Board of Directors may revise or terminate the policy at any time. At March 29, 1997, there were 8,910,000 shares outstanding in excess of the maximum requirement.

The Company has a shareholder approved stock option plan covering 500,000 shares of the Company's Class A common stock. The plan provides for incentive stock options as well as non-qualified stock options. Options under the plan are granted to corporate officers at prices equal to the Trading Value. Options must be exercised within ten years of the date of the grant. The authorization to grant options under the plan terminates on October 31, 2001. At March 29, 1997, options covering 39,000 shares were outstanding and had been granted at $8.40 to $10.50 per share.

The Company has a shareholder-approved stock bonus plan covering 500,000 shares of the Company's Class A common stock. Under the provisions of this plan, officers and certain key employees of the Company may elect to receive a portion of their annual bonus in Class A shares rather than cash and will be granted additional shares of stock worth thirty percent of the portion of the bonus they elect to receive in stock. The value of shares issued under the plan is the Trading Value. At March 29, 1997, 424,710 shares remained unissued under the plan.

An associate stock purchase plan approved by the shareholders covers 500,000 shares of the Company's Class A common stock. The plan provides that associates of the Company and its subsidiaries may purchase shares at the Trading Value. At March 29, 1997, 484,010 shares remained unissued under the plan.

BUSINESS SEGMENT INFORMATION

The Company's distribution operations include product sales to independently owned and operated food stores and convenience stores as well

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES



as services directly related to the operation of these stores. Revenue is recognized when the product is shipped.

The Insurance segment includes operations as a general line insurance agency, third party claims administration (TPA) and insurance underwriting. Commissions are recognized as of the policy billing dates, which approximate effective dates of the applicable policies. TPA revenues are recognized as services are performed and underwriting revenues are recognized over the life of the policies.

Real estate and finance represents revenues from financing and real estate activities with retail food stores and non-food related businesses. Revenue is recognized according to the terms of the lease or loan.

Business segment operating earnings were computed as net sales less related operating expenses. In the Distribution segment interest is excluded from operating expenses whereas it is included in the other segments.

Identifiable assets represent total assets directly associated with the various business segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following table sets forth, for each of the last three fiscal years, information required by Financial Accounting Standards Board, Statement No. 14, "Financial Reporting for Segments of a Business Enterprise":

                                                 1997                  1996                  1995
                                            --------------        --------------        --------------
NET SALES

     Distribution                           $2,446,409,470        $2,530,111,284        $2,501,253,918
                                                     98.84%                99.04%                99.02%
     Insurance                                  16,620,923            16,135,365            15,261,527
                                                       .67%                  .63%                  .60%
     Real estate and finance                    11,994,849             8,441,280             9,612,935
                                                       .49%                  .33%                  .38%
                                            --------------        --------------        --------------
     Total                                  $2,475,025,242        $2,554,687,929        $2,526,128,380
                                            ==============        ==============        ==============
                                                     100.0%                100.0%                100.0%
                                            ==============        ==============        ==============

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   SPARTAN STORES, INC. AND SUBSIDIARIES

OPERATING EARNINGS (LOSS)

     Distribution                           $   14,205,200        $  (31,464,572)       $   12,727,947
     Insurance                                   3,881,823             2,890,739             3,341,250
     Real estate and finance                     2,005,782               984,581             2,550,111
                                            --------------        --------------        --------------
     Total operating earnings                   20,092,805           (27,589,252)           18,619,308

     Interest (net)                             (4,709,080)           (4,578,343)           (4,521,407)
                                            --------------        --------------        --------------
     Earnings (loss) before taxes
       on income                            $   15,383,725        $  (32,167,595)       $   14,097,901
                                            ==============        ==============        ==============
ASSETS IDENTIFIED TO SEGMENTS

     Distribution                           $  323,642,458        $  345,649,449        $  367,955,546
     Insurance                                  28,723,527            26,405,013            24,387,064
     Real estate and finance                    74,302,366            55,128,402            48,365,298
     Less eliminations                         (23,038,769)          (39,731,451)          (54,566,415)
                                            --------------        --------------        --------------

     Total                                  $  403,629,582        $  387,451,413        $  386,141,493
                                            ==============        ==============        ==============
DEPRECIATION AND AMORTIZATION

     Distribution                           $   17,722,415        $   17,182,016        $   16,029,108
     Insurance                                     181,905               258,686               208,793
     Real estate and finance                     2,270,890             1,783,731             1,596,531
                                            --------------        --------------        --------------

     Total                                  $   20,175,210        $   19,224,433        $   17,834,432
                                            ==============        ==============        ==============
CAPITAL EXPENDITURES

     Distribution                           $   22,478,047        $   38,858,158        $   44,628,983
     Insurance                                     126,596               201,677               269,291
     Real estate and finance                    23,632,869             8,908,789            10,388,281
                                            --------------        --------------        --------------

     Total                                  $   46,237,512        $   47,968,624        $   55,286,555
                                            ==============        ==============        ==============

===========================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OR PROJECTIONS OF FUTURE PERFORMANCE OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY SUCH OTHER INFORMATION, PROJECTIONS, OR REPRESENTATIONS IF GIVEN OR MADE MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED.

     THE DELIVERY OF THIS PROSPECTUS OR ANY SALE HEREUNDER AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                      _______________________________

                             TABLE OF CONTENTS
                                                                       PAGE

THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .6

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

DIVIDEND POLICY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

SELECTED CONSOLIDATED FINANCIAL INFORMATION. . . . . . . . . . . . . . . 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . 13

BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

EXECUTIVE COMPENSATION AND OTHER BENEFITS. . . . . . . . . . . . . . . . 31

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . . . . 37

PRINCIPAL SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . 39

DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . 40

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . 45

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . 46
===========================================================================

===========================================================================


                             3,500,000 Shares
                           Class A Common Stock










                                  _______

                                PROSPECTUS
                                  _______









                            SPARTAN STORES, INC.





                              July ____, 1997










===========================================================================

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

 ITEM 13.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          Spartan will pay the expenses of this offering, which are estimated as follows:

     Registration Fee--Securities and Exchange Commission . .        $12,069
     Printing and Engraving Expenses. . . . . . . . . . . . .         10,000
     Legal Fees and Expenses. . . . . . . . . . . . . . . . .         35,000
     Accounting Fees and Expenses . . . . . . . . . . . . . .         10,000
     Blue Sky Filing Fees and Expenses. . . . . . . . . . . .          5,000
     Miscellaneous. . . . . . . . . . . . . . . . . . . . . .          5,000

     Total. . . . . . . . . . . . . . . . . . . . . . . . . .        $77,069


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 209 of the Michigan Business Corporation Act, as amended (the "MBCA"), sets forth that a corporation's articles of incorporation may provide that, except for certain liabilities, a director will not be personally liable to the corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty. In addition, Sections 561 to 571 of the MBCA set forth circumstances under which directors, officers, employees or agents of a corporation may be indemnified or insured against any liability that they may incur in such capacities.

     Article VIII of Spartan's Articles provides that a director of Spartan will not be personally liable to the Company or its shareholders for monetary damages for a breach of fiduciary duty as a director, except liability for: (i) breach of a director's duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or that involved intentional misconduct or knowing violation of law; (iii) certain unlawful dividends, distributions or loans; (iv) a transaction from which the director derived an improper personal benefit; and (v) an action or omission occurring prior to the date the limitation of liability provision became effective.

     Michigan law permits, and Article VII of the Articles requires, indemnification of Spartan's directors and executive officers in a variety of circumstances, which may include liabilities under the Securities Act of

1933, as amended. The Articles require Spartan to indemnify any director or executive officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or executive officer, or is or was serving at the request of Spartan in another capacity, to the fullest extent permitted by law. Spartan may further indemnify any director or executive officer, and may indemnify any person who is not a director or an executive officer, as authorized by any Bylaw, resolution of the Board, or contractual agreement authorized by the Board.

     Pursuant to this authority, Spartan's Bylaws provide that Spartan will indemnify directors, executive officers, and other persons to the extent that an indemnified person is successful on the merits or otherwise in defense of an action. Spartan will indemnify the indemnified party against actual and reasonable expenses (including attorneys' fees) incurred in connection with the action and any action brought to enforce the mandatory indemnification provisions. Prior to a final determination of an action, Spartan may reimburse an indemnified party for reasonable expenses incurred by the indemnified party, if certain procedures are followed. In addition, upon request, a court may order Spartan to indemnify a director, officer, employee, or agent if it determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the applicable standard of conduct set forth in the Bylaws was met or the indemnified party was adjudged liable to Spartan or its shareholders.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     For the fiscal years ending March 29, 1997, March 30, 1996, and
March 25, 1995, Spartan sold $5,490,656, $12,314,000 and $12,081,798, respectively, in principal amount of Variable Rate Promissory Notes (the "Notes") to Customers and other persons who are residents of the State of Michigan. From time to time each year, Spartan issued the Notes for cash. Spartan claims the intrastate exemption under Section 3(a)(11) of the 1933 Act to exempt the sale of the Notes from the registration provisions of the 1933 Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     2              Share Purchase Agreement between the Shareholders
                    of J.F. Walker Company, Inc., and Spartan Stores,
                    Inc., dated October 4, 1993.  Previously filed as
                    Exhibit 2 to the Registrant's Current Report on
                    Form 8-K filed November 23, 1993.  Here
                    incorporated by reference.
     3.1<F*>        Restated Articles of Incorporation of Spartan Stores,
                    Inc.
     3.2<F*>        Bylaws of Spartan Stores, Inc.
     4.1<F*>        Articles III, V, VI and IX of the Restated Articles of
                    Incorporation--Included in Exhibit 3.1 and incorporated
                    herein by reference.
     4.2<F*>        Articles II, III, IV, VII, VIII and IX of the Bylaws--
                    Included in Exhibit 3.2 and incorporated herein by
                    reference.
     4.3(a)<F*>     Form of Spartan Stores, Inc. Stock Subscription
                    Agreement--Shareholder Customers.
     4.3(b)         Form of Spartan Stores, Inc. Stock Subscription
                    Agreement--Capistar Customers.  Previously filed as an
                    exhibit to the Registrant's Amendment No. 2 to the
                    Registration Statement on Form S-1 filed January 23,
                    1992.  Here incorporated by reference.
     4.4<F*>        Form of Spartan Stores, Inc. Customer Agreement.
     4.5<F*>        Note Purchase Agreement between Spartan Stores, Inc.
                    and Teachers Insurance and Annuity Association of
                    America, Nationwide Life Insurance Company and West
                    Coast Life Insurance Company.
     4.6<F*>        Note Agreement between Spartan Stores, Inc. and The
                    Ohio National Life Insurance Company and United of
                    Omaha Life Insurance Company.
     4.7<F*>        Note Agreement between Spartan Stores, Inc. and
                    Massachusetts Mutual Life Insurance Company, The
                    Franklin Life Insurance Company and The Columbus Mutual
                    Life Insurance Company.
     4.8<F*>        Form of Spartan Stores, Inc. Class A Common Stock
                    Certificate.

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     4.9 Note Agreement between Spartan Stores, Inc. and United of Omaha Life Insurance Company, United
                    World Life Insurance Company, Companion Life
                    Insurance Company, Principal Mutual Life Insurance Company and Nippon Life Insurance Company, dated as of January 15, 1993. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1993. Here incorporated by reference.
     4.10 First Amendment to Note Purchase Agreement between Spartan Stores, Inc. and Teachers Insurance and Annuity Association of America, Nationwide Life Insurance Company and West Coast Life Insurance Company, dated as of March 29, 1996. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended
                    March 30, 1996.  Here incorporated by reference.
     4.11 First Amendment and Waiver to Note Agreements between Spartan Stores, Inc. and Principal Mutual Life Insurance Company, Nippon Life Insurance Company of America, United of Omaha Life Insurance Company, Companion Life Insurance Company and
                    United World Life Insurance Company, dated as of June 20, 1996. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1996. Here incorporated by reference.
     4.12 Credit Agreement among Spartan Stores, Inc., Michigan National Bank, and Michigan National Bank and Old Kent Bank, NBD Bank, Harris Trust and Savings Bank and National City Bank of Columbus, dated December 23, 1996. Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 4, 1997. Here incorporated by reference.
     5              Opinion and Consent of Warner Norcross & Judd LLP.
                    Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed July 12, 1995. Here incorporated by reference.
     10.1<F*> Note Purchase Agreement--Included as Exhibit 4.5 and incorporated herein by reference.
     10.2<F*> Note Agreement--Included as Exhibit 4.6 and incorporated herein by reference.
     10.3<F*> Note Agreement--Included as Exhibit 4.7 and incorporated herein by reference.

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     10.4<F*>       Warehouse Lease Agreement, dated October 6, 1988,
                    between Warehouse Systems Co. and Spartan Stores, Inc.
     10.5<F*>       Warehouse Lease Agreement, dated October 14, 1975,
                    between Connecticut Mutual Life Insurance Company and
                    Spartan Stores, Inc.
     10.6<F*>       Warehouse Lease Agreement, dated November 11, 1988,
                    between Norman J. Leven and L & L/Jiroch Distributing
                    Company.
     10.7<F*>       Computer Lease Agreement, dated May 30, 1989, between
                    Atlantic Computer Systems, Inc. and Spartan Stores,
                    Inc.
     10.8<F*>       Equipment Lease Agreement, dated March 3, 1988, between
                    PHH Financial Services, Inc. and Spartan Stores, Inc.
     10.9<F*>       Employment Agreement, dated June 1, 1987, between
                    Spartan Stores, Inc. and Patrick M. Quinn.
     10.10<F**>     Spartan Stores, Inc. 1991 Stock Bonus Plan.
     10.11          Spartan Stores, Inc. 1991 Stock Option Plan as
                    amended.  Previously filed as an exhibit to the
                    Registrant's Form S-1 Registration Statement filed
                    July 23, 1993.  Here incorporated by reference.
     10.12<F**>     Spartan Stores, Inc. 1991 Associate Stock Purchase
                    Plan.
     10.13<F**>     Spartan Stores, Inc. Supplemental Executive
                    Retirement Plan.
     10.14          Note Agreement--Included as Exhibit 4.9.
                    Previously filed as an exhibit to the Registrant's
                    Annual Report on Form 10-K for the fiscal year
                    ended March 27, 1993.  Here incorporated by
                    reference.
     10.15          Warehouse Lease Agreement, dated November 8, 1993,
                    between Walker Realty Co. and J.F. Walker Company,
                    Inc.  Previously filed as an exhibit to the
                    Registrant's Post-Effective Amendment No. 1 to the
                    Registration Statement on Form S-1 filed March 16,
                    1994.  Here incorporated by reference.
     10.16          First Amendment to Note Purchase Agreement--
                    Included as Exhibit 4.10.  Here incorporated by
                    reference.
     10.17          First Amendment and Waiver to Note Agreements--
                    Included as Exhibit 4.11.  Here incorporated by
                    reference.
     10.18<F**>     Employment Agreement, dated August 14, 1996, between
                    Spartan Stores, Inc. and James B. Meyer.

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     10.19          Credit Agreement--Included as Exhibit 4.12.  Here
                    incorporated by reference.
     21             Subsidiaries of Registrant.  Previously filed as
                    an exhibit to the Registrant's Post-Effective
                    Amendment No. 1 to the Registration Statement on
                    Form S-1 filed March 16, 1994.  Here incorporated
                    by reference.
     23.1           Consent of Warner Norcross & Judd LLP.  The Opinion
                    and Consent is included in Exhibit 5 and incorporated
                    herein by reference.
     23.2<F***>     Consent and Report on Schedule of Deloitte &
                    Touche LLP.
     24             Powers of Attorney.  Previously filed as an exhibit to
                    the Registrant's Registration Statement on Form S-1 filed
                    July 12, 1995.  Here incorporated by reference.


  (B)  FINANCIAL STATEMENT SCHEDULES<F**>

SCHEDULE                 DOCUMENT

II        Valuation and Qualifying Accounts

____________________________

     <F*>  Previously filed as an exhibit to the Registrant's Form S-1
           Registration Statement filed July 18, 1991. Here incorporated by reference.

    <F**>  Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.

   <F***>  Consent and Report on Schedule of Deloitte & Touche LLP will be included in Post-Effective Amendment No. 3 to be filed on or about July 16, 1997.


ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

                    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i)  To include any prospectus required by
                   Section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or
                   events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                        (iii) To include any material information with
                   respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on July 3, 1997.

                                            SPARTAN STORES, INC.
                                            (Registrant)


                                            By /S/PATRICK M. QUINN
                                              Patrick M. Quinn
                                              Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                              TITLE                         DATE


*/S/ROGER L. BOYD                 Director                      July 3, 1997
Roger L. Boyd


_____________________________     Director                      July 3, 1997
James G. Buick


_____________________________     Director                      July 3, 1997
John S. Carton


*/S/GLEN A. CATT                  Director                      July 3, 1997
Glen A. Catt


*/S/RONALD A. DEYOUNG             Director                      July 3, 1997
Ronald A. DeYoung


*/S/PARKER T. FELDPAUSCH          Director                      July 3, 1997
Parker T. Feldpausch


_____________________________     Director                      July 3, 1997
Martin P. Hill

*/S/DONALD J. KOOP                Chairman of the Board         July 3, 1997
Donald J. Koop                    and Director


_____________________________     Director and Chief            July 3, 1997
James B. Meyer                    Operating Officer


_____________________________     Director                      July 3, 1997
Dan R. Prevo


/S/PATRICK M. QUINN               Director                      July 3, 1997
Patrick M. Quinn


*/S/RUSSELL H. VANGILDER, JR.     Vice Chairman of the          July 3, 1997
Russell H. VanGilder, Jr.         Board and Director


*By /S/PATRICK M. QUINN                                         July 3, 1997
    Patrick M. Quinn, Attorney-in Fact

                               EXHIBIT INDEX

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     2              Share Purchase Agreement between the Shareholders of
                    J.F. Walker Company, Inc., and Spartan Stores, Inc.,
                    dated October 4, 1993.  Previously filed as Exhibit 2
                    to the Registrant's Current Report on Form 8-K filed
                    November 23, 1993.  Here incorporated by reference.
     3.1<F*>        Restated Articles of Incorporation of Spartan Stores,
                    Inc.
     3.2<F*>        Bylaws of Spartan Stores, Inc.
     4.1<F*>        Articles III, V, VI and IX of the Restated Articles of
                    Incorporation--Included in Exhibit 3.1 and incorporated
                    herein by reference.
     4.2<F*>        Articles II, III, IV, VII, VIII and IX of the Bylaws--
                    Included in Exhibit 3.2 and incorporated herein by
                    reference.
     4.3(a)<F*>     Form of Spartan Stores, Inc. Stock Subscription
                    Agreement--Shareholder Customers.
     4.3(b)         Form of Spartan Stores, Inc. Stock Subscription
                    Agreement--Capistar Customers.  Previously filed as an
                    exhibit to the Registrant's Amendment No. 2 to the
                    Registration Statement on Form S-1 filed January 23,
                    1992.  Here incorporated by reference.
     4.4<F*>        Form of Spartan Stores, Inc. Customer Agreement.
     4.5<F*>        Note Purchase Agreement between Spartan
                    Stores, Inc. and Teachers Insurance and
                    Annuity Association of America, Nationwide
                    Life Insurance Company and West Coast Life
                    Insurance Company.
     4.6<F*>        Note Agreement between Spartan Stores, Inc. and The
                    Ohio National Life Insurance Company and United of
                    Omaha Life Insurance Company.
     4.7<F*>        Note Agreement between Spartan Stores, Inc. and
                    Massachusetts Mutual Life Insurance Company, The
                    Franklin Life Insurance Company and The Columbus Mutual
                    Life Insurance Company.
     4.8<F*>        Form of Spartan Stores, Inc. Class A Common Stock
                    Certificate.

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     4.9 Note Agreement between Spartan Stores, Inc. and United of Omaha Life Insurance Company, United World Life Insurance Company, Companion Life Insurance Company, Principal Mutual Life Insurance Company and Nippon Life Insurance Company, dated as of January 15, 1993. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 27, 1993. Here incorporated by reference.
     4.10 First Amendment to Note Purchase Agreement between Spartan Stores, Inc. and Teachers Insurance and Annuity Association of America, Nationwide Life Insurance Company and West Coast Life Insurance Company, dated as of March 29, 1996. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1996. Here incorporated by reference.
     4.11 First Amendment and Waiver to Note Agreements between Spartan Stores, Inc. and Principal Mutual Life Insurance Company, Nippon Life Insurance Company of America, United of Omaha Life Insurance Company, Companion Life Insurance Company and United World Life Insurance Company, dated as of June 20, 1996. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1996. Here incorporated by reference.
     4.12           Credit Agreement among Spartan Stores, Inc.,
                    Michigan National Bank, and Michigan National
                    Bank and Old Kent Bank, NBD Bank, Harris
                    Trust and Savings Bank and National City Bank of Columbus, dated December 23, 1996.
                    Previously filed as an exhibit to the
                    Registrant's Quarterly Report on Form 10-Q for the quarter ended January 4, 1997. Here incorporated by reference.
     5              Opinion and Consent of Warner Norcross & Judd LLP.
                    Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed July 12,
                    1995.  Here incorporated by reference.
     10.1<F*>       Note Purchase Agreement--Included as Exhibit
                    4.5 and incorporated herein by reference.
     10.2<F*> Note Agreement--Included as Exhibit 4.6 and incorporated herein by reference.
     10.3<F*> Note Agreement--Included as Exhibit 4.7 and incorporated herein by reference.

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     10.4<F*>       Warehouse Lease Agreement, dated October 6,
                    1988, between Warehouse Systems Co. and
                    Spartan Stores, Inc.
     10.5<F*>       Warehouse Lease Agreement, dated October 14,
                    1975, between Connecticut Mutual Life
                    Insurance Company and Spartan Stores, Inc.
     10.6<F*>       Warehouse Lease Agreement, dated November 11,
                    1988, between Norman J. Leven and L &
                    L/Jiroch Distributing Company.
     10.7<F*>       Computer Lease Agreement, dated May 30, 1989,
                    between Atlantic Computer Systems, Inc. and
                    Spartan Stores, Inc.
     10.8<F*>       Equipment Lease Agreement, dated March 3,
                    1988, between PHH Financial Services, Inc.
                    and Spartan Stores, Inc.
     10.9<F*>       Employment Agreement, dated June 1, 1987, between
                    Spartan Stores, Inc. and Patrick M. Quinn.
     10.10<F**>     Spartan Stores, Inc. 1991 Stock Bonus Plan.
     10.11          Spartan Stores, Inc. 1991 Stock Option Plan as
                    amended.  Previously filed as an exhibit to the
                    Registrant's Form S-1 Registration Statement filed
                    July 23, 1993.  Here incorporated by reference.
     10.12<F**>     Spartan Stores, Inc. 1991 Associate Stock Purchase
                    Plan.
     10.13<F**>     Spartan Stores, Inc. Supplemental Executive
                    Retirement Plan.
     10.14          Note Agreement--Included as Exhibit 4.9.
                    Previously filed as an exhibit to the Registrant's
                    Annual Report on Form 10-K for the fiscal year ended March 27, 1993. Here incorporated by reference.
     10.15          Warehouse Lease Agreement, dated November 8, 1993,
                    between Walker Realty Co. and J.F. Walker Company,
                    Inc. Previously filed as an exhibit to the Registrant's Post-Effective Amendment No. 1 to the
                    Registration Statement on Form S-1 filed March 16,
                    1994.  Here incorporated by reference.
     10.16          First Amendment to Note Purchase Agreement--
                    Included as Exhibit 4.10. Here incorporated by reference.
     10.17          First Amendment and Waiver to Note Agreements--
                    Included as Exhibit 4.11. Here incorporated by reference.

     EXHIBIT
     NUMBER                        DOCUMENT
     ------                        --------

     10.18<F**>     Employment Agreement, dated August 14, 1996,
                    between Spartan Stores, Inc. and James B.
                    Meyer.
     10.19          Credit Agreement--Included as Exhibit 4.12.  Here
                    incorporated by reference.
     21             Subsidiaries of Registrant.  Previously filed as
                    an exhibit to the Registrant's Post-Effective
                    Amendment No. 1 to the Registration Statement on
                    Form S-1 filed March 16, 1994.  Here incorporated
                    by reference.
     23.1           Consent of Warner Norcross & Judd LLP.  The Opinion
                    and Consent is included in Exhibit 5 and incorporated
                    herein by reference.
     23.2<F***>     Consent and Report on Schedule of Deloitte
                    & Touche LLP.
     24             Powers of Attorney.  Previously filed as an exhibit to
                    the Registrant's Registration Statement on Form S-1 filed
                    July 12, 1995.  Here incorporated by refeence.

  (B)  FINANCIAL STATEMENT SCHEDULES<F**>

SCHEDULE                 DOCUMENT

II        Valuation and Qualifying Accounts

____________________________

     <F*>  Previously filed as an exhibit to the Registrant's Form S-1
           Registration Statement filed July 18, 1991. Here incorporated by reference.

    <F**>  Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 29, 1997. Here incorporated by reference.

   <F***>  Consent and Report on Schedule of Deloitte & Touche LLP will be included in Post-Effective Amendment No. 3 to be filed on or about July 16, 1997.